Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Compton reports 2007 year end results

     CALGARY, March 25 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to report its financial and operating results for the year and quarter ended December 31, 2007.

     <<
     2007 HIGHLIGHTS

     -  Reserve additions, proved plus probable    22 million boe (net of
                                                   production & divestments),
                                                   9% increase

     -  Reserve value, before tax                  $3.4 billion, 8% DCF

     -  FD&A costs, $/boe
            Including change in future capital     $12.86 proved plus probable
                                                   $23.36 proved

     -  2007 Average production                    31,326 boe/d

     -  Production replacement                     1.9 times

     -  Adjusted cash flow from operations         $196 million
     >>

     Drilling Results

     During 2007 Compton successfully completed a 322 well drilling program, with a 97% success rate. Of the 322 wells drilled in 2007, 91% were classified as development wells and nine percent were classified as exploratory wells, compared to 84% and 16% respectively in 2006. The higher percentage of development wells in the current year reflects the increasing success of our oil and gas plays.
     Of particular note was our very successful horizontal drilling program targeting the Rock Creek formation in the Niton area of central Alberta. We completed a total of six horizontal natural gas wells utilizing multi-stage frac technology with excellent results. As announced in our recent news release of March 6, 2008 we are excited at the potential of applying this technology to other core areas including the Basal Quartz at Hooker and the
Belly River in southern Alberta.

     Dispositions and Acquisitions

     We were also very active on the Acquisition and Divestment front during
2007. We pursued our strategy of divesting of non-focus assets and the redeployment of the proceeds into our focus area natural gas plays. We closed non-core property divestments, including our conventional light oil property at Worsley, for total net proceeds of $303.1 million. We also added to our core areas through a series of property acquisitions that totaled approximately $73.7 million and completed two corporate acquisitions, Stylus
Energy Inc. and WIN Energy Corporation, that significantly expanded our presence in southern Alberta and the Foothills at a total cost of
$131.4 million.

     Reserve Growth

     Our 2008 activities resulted in strong reserve growth. We replaced 192%
of our 2007 production on a proved plus probable basis at very competitive
Finding, Development, and Acquisition costs ("FD&A") of $12.86/boe, including change in future capital. We added 2.3 million boe of proved reserves and
22 million boe proved plus probable reserves, net of production and asset divestitures. Asset divestitures during the year included total reserves of
12.2 million boe, of which 11.9 million boe were classified as proved reserves.
     Total proved plus probable reserves rose nine percent from the prior year to 271 million boe and were valued before tax at $3.4 billion, based on eight percent discounted cash flow. Total proved reserves at year end were
150 million boe. Proved producing reserves comprise 69% of total proved reserves. Total proved reserves account for 55% of the proved plus probable reserves.
     2007 proved plus probable reserves of 271 million boe equate to 2.10 boe per common share outstanding, versus 1.93 boe per common share in 2006. During the past five years, we have grown our reserve base at a 21% compound annual growth rate.

     Production, Revenue, and Adjusted Cash Flow From Operations

     Overall average production, revenue, and adjusted cash flow from operations for 2007 declined from 2006 levels primarily as a result of an overall reduction in drilling, particularly during the first half of the year, and natural declines and property divestments. During the last half of 2007, activity increased appreciatively. We drilled a total of 238 wells during the third and fourth quarters of 2007 and fourth quarter production averaged
32,646 boe/d, an increase of 7% over the third quarter.

     2007 Objectives

     A primary goal during 2007 was that of positioning the Company to execute on its three year strategic plan to realize on the Company's large resource potential through expanding drill programs. To this end, much was achieved in
2007 including:

     <<
     -   The continued strengthening of our technical and professional teams necessary to manage expanded drilling programs,
     -   The testing of the applicability of advanced drilling and completion technologies to our resource plays,
     -   The continued divestment of non-core properties and redeployment of capital to our focus areas, and
     -   Developing internal systems and procedures to efficiently and cost effectively manage larger drilling programs.

     We are largely pleased with the result of our efforts in these areas and look forward to 2008.
     The following sections of this news release discuss in significant detail our 2007 operational and financial results together with our plans for 2008 and beyond.

     FINANCIAL SUMMARY

     -------------------------------------------------------------------------
                       Three Months Ended Dec. 31        Year Ended Dec. 31
     ($000s, except
      per share
      amounts)          2007      2006   % Change    2007      2006   % Change
     -------------------------------------------------------------------------

     Gross revenue    $125,959  $130,289     -3%   $500,987  $540,837     -7%

     Adjusted cash
      flow from
      operations(1)   $ 45,696  $ 55,263    -17%   $196,194  $256,305    -23%
     Per share
       - basic        $   0.35  $   0.43    -19%   $   1.52  $   2.01    -24%
       - diluted      $   0.35  $   0.42    -17%   $   1.48  $   1.92    -23%

     Net earnings     $ 50,457  ($10,037)   603%   $129,266  $127,426      1%
     Per share
       - basic        $   0.39  ($  0.08)   588%   $   1.00  $   1.00      0%
       - diluted      $   0.38  ($  0.08)   588%   $   0.98  $   0.95      3%

     Adjusted net
      earnings from
      operations(2)   $ (2,017) $ 11,822   -117%   $ 21,286  $ 65,168    -67%

     Capital
      expenditures                                 $385,532  $491,511    -22%
     Corporate debt, net                           $871,403  $875,548      0%

     Shareholders'
      equity                                       $869,956  $734,124     19%

     Weighted
      averages
      shares (000s)
       - basic                                      128,993   127,820
       - diluted                                    132,539   133,626
     -------------------------------------------------------------------------
     (1) Adjusted cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items. We consider adjusted cash flow from operations to be a key financial measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Adjusted cash flow from operations may not be comparable to similar measures presented by other companies.
     (2) Adjusted net earnings from operations was referred to as Operating
         Earnings in prior years.

     OPERATING SUMMARY

     -------------------------------------------------------------------------
                       Three Months Ended Dec. 31        Year Ended Dec. 31
     (6:1 boe
      conversion)       2007      2006   % Change    2007      2006   % Change
     -------------------------------------------------------------------------

     Average daily
      production
       Natural gas
        (MMcf/d)           167       148     13%        145       142      2%
       Liquids (light
        oil & ngls)
        (bbls/d)         4,818     8,600    -44%      7,166     9,516    -25%
       Total oil
        equivalent
        (boe/d)         32,646    33,245     -2%     31,326    33,187     -6%

     Average realized
      prices
       Natural gas
        ($/Mcf)       $   6.00  $   6.48     -7%   $   6.33  $   6.32      0%
       Liquids ($/bbl)   77.60     50.18     55%      62.28     59.09      5%
       Total oil
        equivalent
        ($/boe)       $  41.94  $  42.60     -1%   $  43.82  $  44.65     -2%

     Field operating
      netback ($/boe) $  23.93  $  27.03    -11%   $  26.54  $  28.17     -6%
     Cash flow
      netback ($/boe) $  16.91  $  19.38    -13%   $  18.25  $  21.53    -15%

     Undeveloped land
       Gross acres                                1,121,130   980,179     14%
       Net acres                                    893,462   798,192     12%
       Average working
        interest                                        80%       81%

     Reserves (Mboe)
       Proved oil
        equivalent                                  149,564   147,218      2%
       Proved plus
        probable oil
        equivalent                                  270,819   248,755      9%
       Proved plus
        probable gas
        equivalent, Tcfe                              1.625     1.492

     Proved reserve
      life index (years)                                 13        12
     -------------------------------------------------------------------------
     >>

     OPERATIONS

     1. PROPERTY REVIEW

     Compton engages in oil and gas exploration and development in the Western
Canada Sedimentary Basin of Alberta, Canada. Our focus is on the Deep Basin portion of the Basin, which extends from Northwest Alberta and British
Columbia to the United States border. In this large geographical region, we pursue two types of resource plays. A shallow gas resource play, targeting the
Plains Belly River and overlying Edmonton Horseshoe Canyon zones, and the three deep gas plays that include the Basal Quartz sands at Hooker, the
Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the
Foothills stacked, thrusted Upper Cretaceous Belly River play at Callum in the south.

     SHALLOW GAS

     The Plains Belly River and overlying Edmonton Horseshoe Canyon shallow gas zones cover more than 1,200 sections of Compton held land in southern
Alberta. The entire 900 metre gas-charged section is comprised of multiple
Belly River sands, silts, shales, and coals, overlain by the
Edmonton/Horseshoe Canyon Coals that similarly include sands, silts, and shales. In 2007 we drilled a total of 226 wells through the Edmonton Horseshoe
Canyon Group targeting the Belly River section. Going forward, we will focus on downspacing, development drilling, and recompletions in order to establish a resource manufacturing and processing model designed to maximize production.

     Plains Belly River and Edmonton Coal Bed Methane

     At December 31, 2007, we were producing approximately 55 mmcf/d from 630
Belly River and Edmonton coal bed methane wells. With 1,200 sections of land, at four wells per section automatic downspacing, this translates to a significant multi-year, low risk drilling inventory on which to grow our company.
     During 2007, we took full advantage of the four well per section reduced spacing initiative for our Belly River drilling program. Wherever possible, our shallow gas wells were drilled in batches in areas close to existing infrastructure. This initiative enabled us to significantly reduce our 2007 spud to rig release and rig release to on-stream times to 2.8 days and
99 days, respectively. Drilling results at our southern Alberta Belly River play were 100% successful in 2007, and we made particularly notable advances in the Brant, south Hooker, Ghost Pine, and Vulcan areas. Using our 1,200 km(2) of proprietary 3D seismic, coupled with detailed geological mapping, has allowed us to model the Belly River sands for consistent, repeatable success.
     At Brant, our 3-5-17-27W4M compressor station became fully operational in
November 2007, providing us the requisite horsepower needed to bring on eight new 100% owned Belly River wells. These wells were producing a combined four mmcf/d at year end. The average production rate of these wells is approximately double the 30 day initial production rate of a typical Belly
River well. Our 2007 drilling targeted longer term producing wells such as
Compton Brant 00/07-05-017-27W4M/0 and Compton Silver 00/13-32-016-28W4M/2.
These two wells are producing 570 and 860 mcf/d, respectively. In 2008, we will aggressively follow up similar trends into south Hooker and south Brant.
     In the Ghost Pine area, we expanded our 15-11-30-23W4M compressor station from eight to 12 mmcf/d in 2007. A total of 62 Belly River and Horseshoe
Canyon coal wells are currently producing 12 mmcf/d at Ghost Pine. We have 14 standing gas wells that are scheduled to be tied-in in the first quarter 2008.
We have recently reprocessed our 3D seismic in this area, and in 2008 we plan to use this seismic to replicate the Ghost Pine Belly River gas well
02/07-10-030-23W4M, which had an initial production rate of 1,300 mcf/d, and the 00/05-01-030-23W4/4 Coal Bed Methane gas well, which had an initial production rate of 74 mcf/d.
     Finally, further south in the Vulcan area, we placed five Belly River gas wells drilled by Stylus Energy on production in late 2007. In aggregate, these wells were placed on production at 2.2 mmcf/d. These wells are the southernmost Belly River gas wells producing in Alberta.
     Our total compression capacity for southern Alberta low pressure gas is
95 mmcf/d. Compton had 27,000 horsepower of installed compression dedicated to the play installed and running at year end 2007.
     In 2008, we plan to drill 275 Belly River wells, focusing specifically on the top tier prospects identified by our technical teams. We have allocated approximately $180 million in our budget to this area, with $5 million ear-marked specifically to continue with identification of well locations and licensing such that as industry conditions improve, we can readily ramp-up activity. We estimate that roughly 40% of our 2008 Belly River wells drilled in the latter part of the year will not come on production until early 2009 and will, as a result, take full advantage of the lower shallow gas royalty rates effective for 2009.
     Our 2008 southern Alberta plans also include an eight well per section pilot project. Additionally and following on our Deep Basin deeper target success, we will use extended reach drilling with multi-stage fracturing techniques.

     DEEP BASIN

     Compton has two Deep Basin gas plays: the Basal Quartz sands at Hooker and the Gething/Rock Creek sands at Niton and Caroline in central Alberta.

     Southern Alberta: Hooker

     Discovered by Compton in 1999, the Basal Quartz sandstone pool at Hooker is the southern Alberta extension of the Lower Cretaceous Deep Basin gas trend. Current production extends over five townships, and in 2007, we drilled
10 wells at Hooker.
     In March 2008, Compton successfully completed the first horizontal well in southern Alberta at Niton targeting the Basal Quartz formation utilizing multi-stage fracturing technology. The well at 9-17-17-29W4 was drilled with a
700 metre horizontal leg that flow tested at six mmcf/d. It is scheduled to be tied-in during mid March. A second horizontal well is currently drilling at
15-30-16-29W4 and 15 follow-up locations have been identified.
     While Compton has been employing horizontal drilling and multi-stage frac technology in the Niton area in central Alberta with good success, the 9-17 well at Hooker is of major significance in that it establishes that this technology is applicable to the development of the Hooker Basal Quartz play in southern Alberta. To date the Hooker play has been developed through drilling one to two vertical wells per section. Reservoir modeling indicates up to four vertical wells per section may be necessary to fully develop the play. A horizontal well could replace two to three vertical wells, eliminating the need for extensive down-spacing in the area

     Central Alberta: Niton and Caroline

     The Niton area in central Alberta, 150 miles west of Edmonton, is also in the Alberta Deep Basin fairway. Our main targets are the Jurassic Rock Creek and Cretaceous Gething, analogous to the Hooker pool in southern Alberta.
Proprietary exploration, development, and operational knowledge gained in southern Alberta has resulted in accelerated growth of this core area. In
2007, we drilled 35 wells at Niton and Caroline.
     We experienced significant drilling success with our Rock Creek horizontal gas well program at Niton in 2007. The average cost to drill and complete a Niton horizontal gas well is $4.5 million, or roughly two times the cost of a comparative vertical Rock Creek gas well. With a 30 day initial production average of 5.0 mmcfe/d per well, horizontal wells produce about four times that of a comparative vertical well. Compton's average horizontal gas well is 2,600 meters deep and has a 1,000 meter open-hole section.
Multiple open-hole packers are set within the horizontal section and three to four staged hydraulic fractures are completed. At year end, we had eight Niton horizontal Rock Creek wells on production. Six of these wells were gas wells and two were oil wells, with the gas wells producing approximately
16.2 mmcfe/d in aggregate and the two oil wells were producing a combined
153 boe/d.
     To date in 2008 we have drilled two additional horizontal wells at Niton and a third well is currently drilling. The first well tested 3.0 mmcf/d and most recently, the well at 4-27-52-17W5 completed at the end of February is currently flow testing at 11 mmcf/d. The third well is scheduled to be completed later this month. Production from these wells will be facility constrained pending the completion of additional compression and gathering lines. This work is currently underway and is scheduled for completion by the end of March barring any delay resulting from an early spring break-up. A total of 10 additional locations are planned for this area in 2008.
     In 2008, Compton's Niton budget plans for 15 horizontal wells using this multi-stage frac technology. Last year's focus by a number of producers, including Compton, targeted the Compton discovered Edson Rock Creek P pool.
Following the Niton Rock Creek successes, Compton posted and acquired a 100%
interest in 12 sections of mineral rights on a second Rock Creek discovery.
Late in 2007, Compton drilled Edson 00/01-31-052-16W5M/0 discovery well on this 100% block of land. This well was successful and is currently producing at 3.5 mmcfe/d.
     All major compression equipment has been ordered for this play and we are currently drilling the third and fourth horizontal wells in this play. Pending break-up and drilling success, we plan to have eight 100% working interest horizontal wells on stream by the end of May 2008.
     For 2008 we have allocated approximately $135 million or 33% of our total planned capital expenditures to our central Alberta resource play. We plan to drill 48 wells in this area, with 13 of these wells slated to be horizontal.
The 2008 plan is to continue to aggressively drill similar Rock Creek plays and to transfer this multi-staged horizontal fracture technology to other
Compton operated deep basin gas plays throughout Alberta.

     FOOTHILLS

     Our Callum/Cowley property consists of a series of over pressured, thrusted, low permeability Belly River sands in the foothills of southern
Alberta. A total of 15 exploratory wells have been drilled over the life of the play. Based on our initial detailed geological, geophysical, and engineering analysis of seismic, cores, well logs, and test and production data, Callum appears to exhibit many similarities to the deep unconventional gas pools of the Rocky Mountain region of the United States.
     In 2007, we drilled a horizontal well targeting a specific group of sands plus intersecting mapped fracture systems. The well came on production at approximately 6.5 mmcf/d, without stimulation. Further reservoir and completion work is planned on this well bore in 2008.
     During the fourth quarter of 2007, we acquired WIN Energy Inc., a junior oil and gas company that was active on lands immediately adjacent to ours.
This $30 million acquisition added 68,000 gross (53,600 net) acres of undeveloped land in the Cowley area in southern Alberta prospective for the thrusted Belly River trend. As at December 31, 2007, we held approximately
239 net sections of high impact exploration lands at Callum and Cowley.
     With our acquisition of WIN Energy Inc., we also acquired 55 kilometres of 2D seismic and a new 36 square mile 3D seismic survey surrounding currently producing wells. Using this seismic data, we plan to replicate our recent horizontal well success at Callum in the Cowley area. In 2008, we plan to drill four extended reach horizontal wells. These wells will be oriented to intersect the maximum number of natural fractures in the foothills gas play.
Each of these horizontal wells will use multi-stage fracturing techniques and they will be drilled from existing pads to minimize our environmental impact.
We plan to drill a total of nine wells in the Callum and Cowley area in 2008.
     Compton treats the southern Alberta Foothills region as a unique environmental eco- system. In conjunction with a number of southern Alberta ranching operations, we are completing a rangeland health assessment that addresses optimal ways to restore these systems to their natural state. This includes funding of studies on native rough fescue grasses by the University of Alberta, as well as working closely with both industry and landowner work groups. Surface impact on all proposed wells will be minimized by using existing drill pads or by selecting surface areas on sites previously disturbed by the agriculture industry.

     OPERATING RESULTS

     UNDEVELOPED LAND

     In 2007, we continued to build and maintain a dominant land position in our core areas. The Company's total net land inventory increased 15% in 2007, with acquisitions occurring primarily in the southern and central Alberta core areas. Net undeveloped land increased 12% from the prior year.

     <<
     Land Summary

     -------------------------------------------------------------------------
                                      Undeveloped Acres           Total Acres
     Area                              Gross        Net      Gross        Net
     -------------------------------------------------------------------------
     Southern Alberta                576,253    537,631  1,058,145    941,972
     Central Alberta                 311,835    225,437    692,453    399,042
     Peace River Arch                 60,660     35,969    128,980     67,195
     Northern Alberta                143,840     87,345    226,210    122,876
     Other                            28,542      7,080     63,149     11,750
     -------------------------------------------------------------------------
     December 31, 2007 total       1,121,130    893,462  2,168,937  1,542,835
     -------------------------------------------------------------------------

     December 31, 2006 total         980,179    798,192  1,838,863  1,339,481
     -------------------------------------------------------------------------
     >>

     During 2008, we plan to continue to invest in the future and expand in our core areas. Our 2008 budget includes $28 million directed towards land acquisitions and seismic surveys in our major operating areas.

     DRILLING ACTIVITY

     We drilled 322 gross (266 net) wells in 2007 with a 97% success rate, compared with 342 gross (274 net) wells in 2006.
     Of the 322 wells drilled in 2007, 91% were classified as development wells and nine percent were classified as exploratory wells, compared to 84%
and 16% respectively in 2006. The higher percentage of development wells in the current year reflects the increasing maturity of our oil and gas plays.

     <<
     Drilling Summary

     -------------------------------------------------------------------------
                              Natural
     Years ended December 31,     Gas     Oil     D&A   Total     Net  Success
     -------------------------------------------------------------------------
     Southern Alberta             236       -       1     237     208    100%
     Central Alberta               37       8       6      51      36     88%
     Peace River Arch               3      17       3      23      13     87%
     -------------------------------------------------------------------------

     Standing, cased wells                                 11       9
     -------------------------------------------------------------------------
     2007 Total                                           322     266     97%
     -------------------------------------------------------------------------

     2006 Total                   266      56      20     342     274
     -------------------------------------------------------------------------
     >>

     RESERVES

     Netherland, Sewell & Associates Inc. ("NSAI"), independent reserve evaluators, have completed an evaluation of 96% of Compton's petroleum and natural gas reserves in accordance with National Instrument 51-101. The remaining four percent of the Company's reserves have been evaluated internally.
     As required by National Instrument 51-101 "Standards of Disclosure for
Oil and Gas Activities" ("NI 51-101"), Compton filed Form 51-101 F1 as part of its Annual Information Form ("AIF"). The AIF is considered comprehensive.
Certain information has been summarized below regarding the Company's operations. All such information is consistent with the Form NI 51-101 F1 filing. Compton's extended disclosure contained in the AIF is available on both the SEDAR website and Compton's website.

     <<
     i) Summary of Estimated Reserve Volumes - Forecast Prices and Costs(1)

     -------------------------------------------------------------------------
                                  Crude Oil      Natural Gas         NGLs
                                Gross     Net   Gross     Net   Gross     Net
     As at December 31, 2007    (Mbbl)  (Mbbl)   (Bcf)   (Bcf)  (Mbbl)  (Mbbl)
     -------------------------------------------------------------------------
     Proved
       Developed producing      9,015   8,501     502     411   9,182   6,498
       Developed non-producing    222     197      55      45   1,079     749

       Undeveloped              1,695   1,502     188     154   2,100   1,432
     -------------------------------------------------------------------------
     Total proved              10,933  10,199     745     610  12,362   8,679
     Probable                   6,495   5,842     625     510   9,820   6,879
     -------------------------------------------------------------------------
     Total proved plus
      probable                 17,427  16,042   1,369   1,120  22,182  15,558
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     2006 total proved
      plus probable            29,233  26,213   1,189     984  19,068  13,761
     -------------------------------------------------------------------------

     ----------------------------------------------------------
                                  Sulphur            Total
                               Gross     Net    Gross      Net
     As at December 31, 2007    (Mlt)   (Mlt)   (Mboe)   (Mboe)
     ----------------------------------------------------------
     Proved
       Developed producing     1,968   1,674  103,884   85,205
       Developed non-producing    66      55   10,464    8,559

       Undeveloped               149     124   35,216   28,710
     ----------------------------------------------------------
     Total proved              2,183   1,853  149,564  122,474
     Probable                    839     711  121,255   98,391
     ----------------------------------------------------------
     Total proved plus
      probable                 3,022   2,563  270,819  220,865
     ----------------------------------------------------------

     ----------------------------------------------------------
     2006 total proved
      plus probable            2,271   1,975  248,755  205,895
     ----------------------------------------------------------
     (1) Numbers may not add due to rounding.
     >>

     In 2007, we added 22 MMboe, after production, to our proved plus probable reserves primarily through the drill bit. Total proved plus probable reserves increased nine percent from the prior year to 271 MMboe. Year end 2007 reserves do not include any reserves associated with our light oil asset at
Worsley, which was sold at the end of the third quarter of 2007.
     Our total proved reserve base is comprised of 84% natural gas and 16%
liquids. Proved producing reserves comprise 69% of total proved reserves, while total proved reserves account for 55% of the proved plus probable reserves. We have a 13 year proved and a 23 year proved plus probable reserve life index.

     <<
     ii) Net Present Value of Reserves - Forecast Prices and Costs(1)

     -------------------------------------------------------------------------
                                             Future net revenue before income
                                             taxes(1) discounted at a rate of
                                            ----------------------------------
     ($millions)                                  0%           8%          10%
     -------------------------------------------------------------------------

     Proved
       Producing                             $2,872       $1,453       $1,304
       Non-producing                            383          183          160
       Undeveloped                            1,020          416          345
     -------------------------------------------------------------------------
     Total proved                            $4,275       $2,051       $1,809
     Probable                                 3,800        1,356        1,109
     -------------------------------------------------------------------------
     2007 Total proved plus probable         $8,075       $3,406       $2,919
     -------------------------------------------------------------------------

     2006 proved plus probable               $7,633       $3,312       $2,845
     -------------------------------------------------------------------------
     (1) Pricing assumptions are the average of four major Canadian oil and gas evaluation firms. Numbers may not add due to rounding.

     Future net revenues are calculated based upon estimated revenue less royalties, operating costs, future development costs, and well abandonment costs. Estimated income taxes have not been deducted. The net present value should not be considered the current market value of our reserves or the costs that would be incurred to obtain equivalent reserves.

     iii) Reserve Reconciliation (before royalties) -- Forecast Prices and
          Costs (1)

     -------------------------------------------------------------------------
                                      Crude oil, Ngls, &
                                            Sulphur           Natural Gas
                                     -----------------------------------------
                                        Proved   Probable   Proved   Probable
                                         (Mbbl)    (Mbbl)    (Bcf)     (Bcf)
     -------------------------------------------------------------------------
     December 31, 2006                   32,745    17,827       687       502
     Extensions, improved recovery,
      & discoveries                       1,460     1,770        60       113
     Technical Revisions                  2,254    -3,377        14       -39
     Acquisitions                         1,386       948        49        50
     Dispositions                        -9,753       -14       -13        -1
     Production                          -2,616         0       -53         0
     -------------------------------------------------------------------------
     December 31, 2007                   25,477    17,154       745       625
     -------------------------------------------------------------------------

     -------------------------------------------------------------
                                                 Total
                                    ------------------------------
                                                           Proved
                                                            plus
                                      Proved    Probable  Probable
                                       (Mboe)    (Mboe)    (Mboe)
     -------------------------------------------------------------
     December 31, 2006                147,218   101,537   248,755
     Extensions, improved recovery,
      & discoveries                    11,511    20,549    32,059
     Technical Revisions                4,627    -9,848    -5,221
     Acquisitions                       9,583     9,269    18,851
     Dispositions                     -11,940      -252   -12,192
     Production                       -11,434         0   -11,434
     -------------------------------------------------------------
     December 31, 2007                149,564   121,255   270,819
     -------------------------------------------------------------
     (1) Numbers may not add due to rounding.

     FINDING & DEVELOPMENT COSTS

     -------------------------------------------------------------------------
                                                                       3 Year
     FD&A costs ($/boe)                 2007       2006       2005    Average
     -------------------------------------------------------------------------

     Including future capital
       Proved                         $23.36     $18.48     $15.42     $17.85
       Proved plus probable           $12.86     $13.57     $13.02     $13.17

     Excluding future capital
       Proved                         $24.18     $14.38     $12.84     $15.22
       Proved plus probable           $ 9.95     $ 8.85     $ 7.05     $ 8.27
     -------------------------------------------------------------------------
     >>

     FINANCIAL REVIEW

     ADVISORIES

     Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at March 24, 2008, and should be read in conjunction with the audited consolidated financial statements and related notes for the year ended
December 31, 2007 and the advisories set out below. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation to U.S. GAAP is included in
Note 21 to the consolidated financial statements.

     FORWARD LOOKING STATEMENTS

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton's views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     NON-GAAP FINANCIAL MEASURES

     Included in the MD&A and elsewhere in this report are references to financial measures commonly used in the oil and gas industry, including adjusted cash flow from operations and adjusted net earnings from operations.
These financial measures are not defined by Canadian generally accepted accounting principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures provided by other companies. We use these non-GAAP measures to evaluate our performance.
     Adjusted cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with
Canadian GAAP, as an indicator of our performance or liquidity. Adjusted cash flow from operations is used by us to evaluate operating results and our ability to generate cash to fund future growth through capital investment.
     Adjusted net earnings from operations represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted net earnings from operations is used by us to facilitate comparability of earnings between periods.

     USE OF BOE EQUIVALENTS

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the plant gate where we sell our production volumes and therefore may be a misleading measure if used in isolation.

     <<
     RESULTS OF OPERATIONS

     2007 SUMMARY

     -   Drilled 322 gross (266 net) wells with a 97% success rate.
     -   Achieved annual average production of 31,326 boe/d.
     -   Generated adjusted cash flow from operations of $196.2 million, or
         $1.48 per diluted share.
     -   Adjusted net earnings from operations for the year were
         $21.3 million.
     -   Net earnings for the year were $129.2 million.

     ADJUSTED CASH FLOW FROM OPERATIONS AND NET EARNINGS

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------
     Adjusted cash flow from
      operations(1) ($000s)              $  196,194   $  256,305   $  278,112
     Per share: basic                    $     1.52   $     2.01   $     2.21
                diluted                  $     1.48   $     1.92   $     2.11
     Net earnings ($000s)                $  129,266   $  127,426   $   81,326
     Per share: basic                    $     1.00   $     1.00   $     0.65
                diluted                  $     0.98   $     0.95   $     0.62
     -------------------------------------------------------------------------
     (1) Adjusted cash flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items. We consider adjusted cash flow from operations to be a key financial measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Adjusted cash flow from operations may not be comparable to similar measures presented by other companies.

     Adjusted cash flow from operations
     -------------------------------------------------------------------------
     Years ended December 31, ($000s)          2007         2006         2005
     -------------------------------------------------------------------------
     Net earnings                        $  129,266   $  127,426   $   81,326
     -------------------------------------------------------------------------
       Amortization of deferred charges
        and other                             3,417        1,996        2,190
     -------------------------------------------------------------------------
       Tender costs                               -            -       20,750
     -------------------------------------------------------------------------
       Depletion and depreciation           151,411      143,057      105,504
     -------------------------------------------------------------------------
       Accretion of asset retirement
        obligations                           2,718        2,257        1,975
     -------------------------------------------------------------------------
       Unrealized foreign exchange (gain)   (79,740)        (665)      (7,808)
     -------------------------------------------------------------------------
       Future income taxes                  (26,452)      (3,636)      52,317
     -------------------------------------------------------------------------
       Unrealized risk management
        (gain) loss                           5,467      (27,522)      10,171
     -------------------------------------------------------------------------
       Stock-based compensation               8,416        9,121        5,903
     -------------------------------------------------------------------------
       Asset retirement expenditures         (4,441)      (2,352)        (749)
     -------------------------------------------------------------------------
       Non-controlling interest               6,132        6,623        6,533
     -------------------------------------------------------------------------
     Adjusted cash flow from operations  $  196,194   $  256,305   $  278,112
     -------------------------------------------------------------------------
     >>

     Adjusted cash flow from operations declined in 2007 from the prior year's level by approximately $60 million. The major causes of the decline were a
$25 million reduction in realized risk management gains, a reduction of
$19 million in revenue after royalties, and increases in general and administrative and interest expenses. Additionally, at the end of the third quarter of 2007, we closed the sale of our conventional light oil asset at
Worsley, which reduced production, adjusted cash flow from operations, and net income accordingly for the last three months of the year as compared to the prior year.
     Net earnings for the year increased by approximately $2 million over 2006 and benefited from a foreign exchange gain of $79 million and a $26 million future income tax recovery.

     ADJUSTED NET EARNINGS FROM OPERATIONS

     Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational and non-cash nature. We evaluate our performance on adjusted net earnings from operations which eliminates these non-operational items that can introduce a level of volatility to net earnings determined in accordance with GAAP.
     The following reconciliation identifies the after-tax effects of certain items of non-operational nature that are included in our financial results.
Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

     <<
     SUMMARY OF ADJUSTED NET EARNINGS FROM OPERATIONS(1)

     -------------------------------------------------------------------------
     Years ended December 31,
      ($000s, except per share amounts)        2007         2006         2005
     -------------------------------------------------------------------------

     Net earnings, as reported           $  129,266   $  127,426   $   81,326
     Non-operational items, after tax
       Unrealized foreign exchange (gain)   (66,934)        (550)      (6,339)
       Unrealized risk management
        (gain) loss                           3,711      (18,027)       6,345
       Stock-based compensation               5,713        5,974        3,682
       Tender costs on repurchase
        of 9.90% notes                            -            -       14,414
       Future income tax recovery due to
        income tax rate reductions          (50,470)     (49,655)      (5,764)
     -------------------------------------------------------------------------
     Adjusted net earnings from
      operations                         $   21,286   $   65,168   $   93,664
     Per share: basic                    $     0.17   $     0.51   $     0.75
                diluted                  $     0.16   $     0.49   $     0.71
     -------------------------------------------------------------------------
     (1) Adjusted net earnings from operations was referred to as Operating
         Earnings in prior years.

     Revenue

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Average production
       Natural gas (mmcf/d)                     145          142          131
       Liquids (bbls/d)                       7,166        9,516        7,646
     -------------------------------------------------------------------------
       Total (boe/d)                         31,326       33,187       29,424

     Benchmark prices
       NYMEX (U.S.$/mmbtu)               $     6.86   $     7.26   $     8.55
       AECO ($/GJ)
         Monthly index                   $     6.27   $     6.21   $     8.04
         Daily index                     $     6.11   $     6.19   $     8.27
       WTI (U.S.$/bbl)                   $    72.37   $    66.22   $    56.56
       Edmonton par ($/bbl)              $    76.23   $    72.77   $    68.72

     Realized prices
       Natural gas ($/mcf)               $     6.33   $     6.32   $     8.36
       Liquids ($/bbl)                        62.28        59.09        56.47
     -------------------------------------------------------------------------
       Total ($/boe)                     $    43.82   $    44.65   $    52.54

     Revenue ($000s)
       Natural gas                       $  334,920   $  327,629   $  398,543
       Liquids                              166,067      213,208      165,698
     -------------------------------------------------------------------------
       Total                             $  500,987   $  540,837   $  564,241
     -------------------------------------------------------------------------

     SUMMARY OF REVENUE INCREASES FROM PRODUCTION AND PRICING

     -------------------------------------------------------------------------
                                        Natural Gas     Liquids         Total
     ($000s)                                Revenue     Revenue       Revenue
     -------------------------------------------------------------------------

     Reported 2006 revenue               $  327,629   $  213,208   $  540,837
     Change in production volumes             7,291      (49,875)     (42,584)
     Change in prices                             -        2,734        2,734
     -------------------------------------------------------------------------
     Reported 2007 revenue               $  334,920   $  166,067   $  500,987
     -------------------------------------------------------------------------
     >>

     Overall production in 2007 fell 6% from the prior year. Natural gas volumes increased 2%, while liquids production decreased 25% from 2006 volumes. The significant reduction in our year over year liquids volumes is attributable to natural declines and the sale of our conventional light oil asset, Worsley. This transaction closed at the end of the third quarter of
2007.
     We market the majority of our natural gas production through a combination of daily and monthly indexed contracts and aggregator contracts.
During 2007, approximately 10% of our natural gas production remained committed to longer term aggregator contracts which realized a price that was, on average, $0.75/mcf less than that received on non-aggregator volumes.
     Our crude oil sales are priced based upon Edmonton postings and are typically sold on 30 day evergreen arrangements. Natural gas liquids are bid out on an annual basis to obtain the most favourable pricing. We sell our crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.
     Periodically we enter into financial instrument contracts to hedge against price volatility. This activity is fully disclosed in the Risk
Management and Financial Instrument sections of this MD&A. Realized commodity prices, as reported in the MD&A, are before any hedging gains or losses.

     <<
     ROYALTIES

     -------------------------------------------------------------------------
     Years ended December 31,
      ($000s, except where noted)              2007         2006         2005
     -------------------------------------------------------------------------

     Crown royalties                     $   86,850   $  100,230   $  105,827
     Other royalties                         15,828       23,447       26,890
     -------------------------------------------------------------------------
     Net royalties                       $  102,678   $  123,677   $  132,717

     Percentage of revenues                   20.5%        22.9%        23.5%
     -------------------------------------------------------------------------
     >>

     Royalties are paid to various government entities and other land and mineral rights owners. Virtually all Crown royalties are paid to the province of Alberta which has a royalty structure based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Our royalty rate in 2007, as a percentage of revenue, decreased from 2006 as a result of the increased contribution from lower productivity wells to total production.
     We anticipate 2008 royalty rates will remain relatively consistent with prior years; however, significant changes to the Alberta royalty structure may occur in 2009 as a result of the recent Alberta royalty review, the final results of which are yet to be announced.

     <<
     OPERATING EXPENSES

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Operating expenses ($000s)          $  101,478   $  102,643   $   73,164
     Operating expenses per boe ($/boe)  $     8.88   $     8.47   $     6.81
     -------------------------------------------------------------------------
     >>

     Year over year operating costs remained constant. However, when measured on a $/boe basis, 2007 operating expenses increased by 5% when compared to
2006. Specific increases of note include salaries for field staff and contract operators and rising electricity prices. Additionally, fourth quarter 2007 operating costs included significant lease repair and maintenance costs associated with assets acquired during the last half of the year.
     In prior years, operating costs were reported net of third party processing fees. Commencing in 2007, third party processing income is included in revenue and not netted against operating expenses. 2006 and 2005 operating expenses have been reclassified accordingly.
     With the current reduced level of activity in the industry, we are now beginning to see indications that cost inflation is moderating. With an increased emphasis on cost controls, we anticipate 2008 operating costs, on a unit of production basis, will remain similar to those experienced in 2007.

     <<
     TRANSPORTATION EXPENSES

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Transportation costs ($000s)        $   12,615   $   12,564   $   10,858
     Transportation costs per boe
      ($/boe)                            $     1.10   $     1.04   $     1.01
     -------------------------------------------------------------------------
     >>

     We incur charges for the transportation of our production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government.
     2007 transportation expense remained relatively constant with that of
2006. However, with the closing of the sale of our conventional oil property,
Worsley, at the end of the third quarter of 2007, our fourth quarter transportation expense fell to $0.55/boe, as our oil trucking requirements were reduced significantly.

     <<
     GENERAL AND ADMINISTRATIVE EXPENSES

     -------------------------------------------------------------------------
     Years ended December 31,
      ($000s, except where noted)              2007         2006         2005
     -------------------------------------------------------------------------

     General and administrative expenses $   41,633   $   38,321   $   34,638
     Capitalized general and
      administrative expenses                (7,470)      (9,625)     (11,158)
     Operator recoveries                     (2,835)      (2,465)      (2,257)
     -------------------------------------------------------------------------
     Total general and administrative
      expenses                           $   31,328   $   26,231   $   21,223

     General and administrative per boe
      ($/boe)                            $     2.74   $     2.17   $     1.98
     -------------------------------------------------------------------------
     >>

     Employee costs associated with increased personnel levels, together with a general increase in remuneration necessary to attract and retain qualified personnel in a very competitive industry, were the main contributors to the increase in general and administrative expenses in 2007. Other increases included insurance and costs associated with ongoing regulatory compliance requirements. Additionally, increased expenses associated with additional office space were incurred as a result of corporate acquisitions. During 2007, we incurred direct expenses totaling approximately $1.5 million relating to compliance requirements pursuant to the U.S. Sarbanes-Oxley Act of 2002 and
Canadian Multilateral Instrument 52-109.
     General and administrative expenses in 2008 will be impacted by costs associated with current shareholder activism activities. Such costs will include additional legal fees, advisory fees and expenses, and employee retention costs. Such costs are expected to be approximately $22 million, as discussed in the Outlook and Guidance section of this MD&A and Note 20 to the financial statements.

     <<
     INTEREST AND FINANCE CHARGES

     -------------------------------------------------------------------------
     Years ended December 31,
      ($000s, except where noted)              2007         2006         2005
     -------------------------------------------------------------------------

     Interest on bank debt, net          $   22,476   $   14,243   $   11,520
     Interest on Senior Notes                38,345       35,880       20,912
     -------------------------------------------------------------------------
     Interest expense                    $   60,821   $   50,123   $   32,432
     Finance charges                          2,672        3,952        2,519
     -------------------------------------------------------------------------
     Total interest and finance charges  $   63,493   $   54,075   $   34,951
     -------------------------------------------------------------------------
     Total interest and finance charges
      per boe ($/boe)                    $     5.55   $     4.47   $     3.25
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Weighted average annual debt
      ($000s, except where noted)              2007         2006         2005
     -------------------------------------------------------------------------

     Bank debt                           $  348,216   $  254,476   $  228,381
     Effective interest rate                  6.46%        5.60%        4.23%

     Senior notes (US$)                  $  450,000   $  412,802   $  179,583
     Effective interest rate                  7.63%        7.64%        9.50%
     -------------------------------------------------------------------------

     Interest expenses relating to bank debt in 2007 increased from the prior year as a result of increased borrowings incurred to fund our 2007 capital program and overall floating interest rate increases.

     NETBACKS

     -------------------------------------------------------------------------
     Years ended December 31, ($/boe)          2007         2006         2005
     -------------------------------------------------------------------------

     Realized price                        $  43.82     $  44.65     $  52.54
     Realized commodity hedge gain (loss)      1.68         3.24        (0.90)
     Royalties                                (8.98)      (10.21)      (12.36)
     Operating expenses                       (8.88)       (8.47)       (6.81)
     Transportation                           (1.10)       (1.04)       (1.01)
     -------------------------------------------------------------------------
     Field operating netback               $  26.54     $  28.17     $  31.46
     -------------------------------------------------------------------------

     General and administrative               (2.74)       (2.17)       (1.98)
     Interest                                 (5.55)       (4.47)       (3.25)
     Current taxes                                -            -        (0.47)
     -------------------------------------------------------------------------
     Cash flow netback                     $  18.25     $  21.53     $  25.76
     -------------------------------------------------------------------------
     >>

     RISK MANAGEMENT

     Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
dollar exchange rate. We utilize various financial instruments for non-trading purposes to manage and mitigate our exposure to these risks. Our financial instruments are not designated for hedge accounting, and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings and other comprehensive income.
     Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.
     The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates, or exchange rates affecting the financial instruments.
     Risk management gains and losses recognized in 2007 are outlined below.

     <<
     -------------------------------------------------------------------------
     Year ended December 31, ($000s)           2007         2006         2005
     -------------------------------------------------------------------------

     Commodity contracts
       Realized (gain) loss              $  (19,220)  $  (39,217)  $    9,663
       Unrealized (gain) loss                20,834      (25,775)       5,136
     Foreign currency contracts
       Realized (gain) loss                   7,739        3,018         (532)
       Unrealized (gain) loss               (15,367)      (1,747)       5,035
     -------------------------------------------------------------------------
     Total risk management (gain) loss   $   (6,014)  $  (63,721)  $   19,302
     -------------------------------------------------------------------------

     Realized (gain) loss                $  (11,481)  $  (36,199)  $    9,131
     Unrealized (gain) loss                   5,467      (27,522)      10,171
     -------------------------------------------------------------------------
     Total risk management (gain) loss   $   (6,014)  $  (63,721)  $   19,302
     -------------------------------------------------------------------------

     DEPLETION AND DEPRECIATION

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Total depletion and depreciation
      ($000s)                            $  151,411   $  143,057   $  105,504
     Depletion and depreciation
      per boe ($/boe)                    $    13.24   $    11.81   $     9.82
     -------------------------------------------------------------------------
     >>

     Accelerated capital programs and competition throughout the oil and gas industry during the current and prior years increased the demand and costs of goods and services. This increase in costs is reflected in higher finding, development, and on-stream costs which in turn, have resulted in an increase in depletion and depreciation rates on a boe basis in the current year in comparison to prior periods.

     FOREIGN EXCHANGE

     The foreign exchange gain recognized on the consolidated statements of earnings results primarily from the translation of our U.S. dollar denominated
Senior Notes into Canadian dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior measurements being recognized as an unrealized foreign exchange gain or loss.
     In 2007, we entered into foreign currency exchange contracts related to our $450 million of U.S. dollar denominated Senior Notes. The notes were issued in 2005 and 2006 and are due in 2013. The strengthening of the Canadian dollar against that of the U.S. resulted in the Company recognizing the unrealized foreign exchange gain referred to in the preceding paragraph. On
October 26 and 31, 2007 we entered into foreign exchange forward contracts to purchase U.S.$450 million for C$436 million, as at December 1, 2010 being the second call date on the notes. These contracts effectively crystallize a total foreign exchange gain of approximately $91.7 million.
     On November 22, 2005, pursuant to a tender offer, we repurchased
U.S.$158 million of the 9.90% Senior Notes issued in 2002. As a result of the repurchase, we crystallized $62 million of the accumulated unrealized foreign exchange gains in 2005 that had previously been recognized with the strengthening of the Canadian dollar subsequent to the note issuance.

     <<
     STOCK-BASED COMPENSATION

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Options granted (000s)                   2,074        2,228        2,930
     Weighted average fair value of
      options granted ($/share)          $     4.23   $     6.90   $     5.45
     Stock-based compensation expense
      recognized ($000s)                 $   11,034   $   10,488   $    5,903
     -------------------------------------------------------------------------
     >>

     We have a stock option plan for employees, officers, and directors. The plan is designed to attract, motivate, and retain outstanding individuals and to align their success with that of our shareholders. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and the associated compensation expense is recognized over the vesting period.
     During 2006, in recognition of the shortage of, and competition for, qualified personnel within the oil and gas industry in Western Canada, we implemented an Employee Retention Program in July 2006 for our existing employees, excluding officers and directors. Pursuant to the program, and based upon various conditions existing on July 1, 2007, including the market value of the Company's shares, we incurred additional compensation expense of
$4.0 million. For the years ended December 31, 2006 and 2007, we recognized
$1.4 million and $2.6 million respectively in stock-based compensation in relation to this program.

     INCOME TAXES

     Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

     CURRENT INCOME TAXES

     No current income taxes were incurred in 2007 and 2006 primarily as a result of the elimination of federal capital tax effective January 1, 2006.
Current taxes of $5 million in 2005, in addition to capital taxes, included
$3 million related to the resolution of a Notice of Objection with respect to a corporate acquisition in a prior tax period. As a result of the reassessment resulting from resolution of the Notice of Objection, $7 million of tax deductible exploration expenses denied to the acquired corporation were added to our income tax pools as a positive offset to incurring the current liability. The resolution of this matter did not impact our total future income tax expense for 2006.

     FUTURE INCOME TAXES

     Future income taxes in 2007 included a $50 million recovery as a result of reductions in the federal corporate tax rates, which were enacted in the second and fourth quarter of 2007. The federal tax rate is to be reduced by
1.0% in 2008, 1.0% in 2009, 1.0% in 2010, 2.0% in 2011, and 3.5% in 2012.
Future taxes in 2006 also included a $50 million recovery as a result of reductions in the federal and Alberta corporate tax rates, which were enacted in the second quarter of 2006.

     <<
     CORPORATE TAX RATES

     -------------------------------------------------------------------------
     Years ended December 31,                  2007         2006         2005
     -------------------------------------------------------------------------

     Statutory rate                           32.1%        34.5%        37.6%
     Effective rate                         (24.3)%       (2.8)%        39.5%
     -------------------------------------------------------------------------

     A reconciliation of our effective tax rate to the statutory rate may be found in Note 16a to the consolidated financial statements.

     TAX POOLS

     The following table summarizes our estimated tax pool balances by classification.

     -------------------------------------------------------------------------
                                                       Available     Maximum
                                                        Balance       Annual
     As at January 1, 2008                              ($000s)     Deduction
     -------------------------------------------------------------------------

     Canadian exploration expense
      and non-capital losses                         $  360,500          100%
     Canadian development expense                       367,241           30%
     Canadian oil and natural gas property expense       74,070           10%
     Undepreciated capital cost and financing costs     316,151          ~25%
     -------------------------------------------------------------------------
     Total                                           $1,117,962
     -------------------------------------------------------------------------
     >>

     A significant portion of our taxable income is generated by a wholly owned partnership. Consolidated earnings before income taxes include
$149 million (2006 - $259 million) of partnership earnings that will be included in the following year's income for income tax purposes. Future income taxes include $44 million (2006 - $83 million) as a result of this deferral of partnership earnings.
     Based upon planned capital expenditure programs and current commodity price assumptions, it appears we will not incur current income taxes until at least 2010.

     <<
     SUMMARY OF CAPITAL EXPENDITURES

     -------------------------------------------------------------------------
     Years ended December 31,    2007             2006             2005
     -------------------------------------------------------------------------
                               ($000s)    %     ($000s)    %     ($000s)    %
     -------------------------------------------------------------------------

     Drilling and
      completions            $226,789    59   $294,197    60   $318,502    66
     Land and seismic          47,528    12     59,905    12     55,469    11
     Facilities               111,215    29    137,409    28    109,729    23
     -------------------------------------------------------------------------
     Sub-total               $385,532   100   $491,511   100   $483,700   100
     Corporate acquisitions   131,380                -                -
     Acquisitions and
      divestments, net       (229,391)          34,394           28,575
     -------------------------------------------------------------------------
     Sub-total               $287,521         $525,905         $512,275
     MPP                        4,796              (31)           1,261
     -------------------------------------------------------------------------
     Total capital
      expenditures           $292,317         $525,874         $513,536
     -------------------------------------------------------------------------
     >>

     Capital spending in 2007 was directed towards the continued development of our core natural gas resource plays in southern and central Alberta.
Overall, 2007 capital spending, before acquisitions and divestitures, decreased by 22% when compared to 2006. This reduction reflects the fewer number of wells drilled in 2007 versus the prior year as well as an overall reduction in certain service costs in 2007 as compared to 2006. We drilled 6%
fewer wells in 2007 as compared to 2006, and drilling and completions expenditures declined by 23%, which implies an overall reduction in service costs of approximately 17%. Lower spending on land and seismic and facilities during 2007 also reflect the lower level of activity as compared to 2006.
     During 2007, we pursued our strategy of divesting of non-focus assets and the redeployment of the proceeds into our focus area natural gas plays including strategic acquisitions. We closed non-core property divestments, including our conventional light oil property at Worsley, for total net proceeds of $303.1 million. We also added to our core areas through a series of property acquisitions that totaled approximately $73.7 million, resulting in $229.4 million property divestments net of acquisitions. Through two corporate acquisitions, Stylus Energy Inc. and WIN Energy Corporation, we
significantly expanded our presence in southern Alberta and the Foothills in
2007 at a total cost of $131.4 million.
     During the second quarter of 2007, we undertook a major two week maintenance turn around at the Mazeppa gas plant. This scheduled maintenance, which is necessary every three years, accounts for the increased capital spending at Mazeppa when compared to 2006 and 2005.
     Capital expenditures, before acquisitions and divestitures, in 2006 increased only marginally from 2005; however, they reflect overall cost inflation experienced in the industry during the year. We drilled a total of
274 net wells in 2006 at an average cost, to drill and complete, of $1,074,000 per well. In contrast, we drilled 334 net wells during 2005 at an average cost of $954,000 per well. Although not an entirely comparable analysis, as the mix of shallow, deep, and oil wells affected this comparison, this represented a
12.6% increase in drilling and completion costs, on a per well basis, in 2006 as compared to 2005.
     Spending on production facilities increased $27.7 million in 2006 over
2005 and comprised 28% of our total capital program, before acquisitions and divestments as compared to 23% in 2005. Although we deferred a portion of our initial 2006 drilling program in deference to lower commodity prices and the inflationary cost environment, we continued with the majority of our planned expenditures in 2006 relating to equipment and facilities.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     -------------------------------------------------------------------------
     As at December 31,
      ($000s, except where noted)              2007         2006         2005
     -------------------------------------------------------------------------

     Working capital deficiency(1)       $   39,215   $   23,163   $   62,116
     Bank debt                              398,426      328,000      177,900
     Senior term notes                      433,762      524,385      357,640
     -------------------------------------------------------------------------
     Total indebtedness                  $  871,403   $  875,548   $  597,656

     -------------------------------------------------------------------------
     Shareholders' equity                $  869,956   $  734,124   $  596,336

     Debt to adjusted cash flow
      from operations(2)                        4.2          3.4          2.2
     Debt to book capitalization                49%          54%          50%
     Debt to market capitalization              41%          39%          22%
     -------------------------------------------------------------------------

     1.  Excludes unrealized risk management items net of related future income taxes.
     2.  Based on trailing 12 month adjusted cash flow from operations.
     >>

     Senior Term Notes

     The Senior Notes are repayable in U.S. dollars for 2007 and are carried on the balance sheet at their Canadian dollar equivalent less related unamortized transaction costs. The 2005 and 2006 comparative amounts have not been adjusted to reflect new accounting treatment. The Canadian dollar equivalent is determined based upon the Canadian/U.S. dollar exchange rate at
December 31.
     During the fourth quarter of 2007, we entered into foreign currency exchange contracts to purchase US$450 million for C$436 million as at
December 1, 2010, being the second call date on the Senior Notes. The Senior
Notes are due on December 1, 2013. The foreign exchange contracts effectively fix the Canadian dollar repayment amount of the Senior Notes at $436 million through to December 1. 2010 and crystallized an unrealized foreign exchange gain of approximately $91.7 million.
     The carrying value of the Senior Notes will continue to vary in relation to the Canadian/U.S. dollar exchange rate and any resulting unrealized foreign exchange gains or losses will be recognized. The variance in the carrying amount of the notes will largely be offset by the mark-to-market value of the foreign exchange contracts. Effectively, unrealized foreign exchange gains and losses resulting from translation of the notes will be offset by unrealized gains and losses on the foreign exchange contracts until December 2, 2010. At
December 31, 2007 an accumulated gain of $14.1 million has been recorded on the foreign exchange contracts as outlined in Note 17(a)(iii) to the financial statements.

     Bank Debt

     Bank debt is comprised of a syndicated credit facility with a current authorized limit of $500 million. The facility is a borrowing based facility with the borrowing base being determined based upon year end reserves. The facility is subject to review annually prior to the renewal date of July 4,
2008. We do not anticipate any reduction to the borrowing base and authorized credit facility amount given the increase in 2007 reserves over 2006.
     Our corporate debt is structured to provide us with financial flexibility. Of our existing debt, 50% consists of Senior Notes that are not due until 2013, giving us the ability to draw on our senior secured credit facilities to assist in funding our planned 2008 capital program.
     We have identified a number of non-core properties for disposition during
2008. We anticipate the proceeds from the sale of these properties to be approximately $250 million. Initially, the proceeds so generated will be applied to reduce our outstanding bank debt. Additionally, the authorized limit of $500 million may be reduced to recognize the reduction in reserves related to these dispositions. Any such potential change is expected to be minimal due to 2007 reserve additions.
     We believe internally generated adjusted cash flow from operations and proceeds from planned property dispositions will be more than sufficient to fund our planned 2008 capital program. Excess funds will be used to reduce bank indebtedness.

     CONTRACTUAL OBLIGATIONS

     As part of normal business, we have entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes our contractual obligations as at
December 31, 2007.

     <<
     -------------------------------------------------------------------------
                                        Payments Due by Period

                         Less than     1-3        4-5       After
     ($000s)               1 year     years      years     5 years    Total
     -------------------------------------------------------------------------
     Bank debt                  -   $400,000          -          -   $400,000
     Senior term notes          -          -   $436,388          -    436,388
     Operating leases    $  3,811      3,830          -          -      7,641
     Office facilities      4,351     16,565      5,569   $ 33,414     59,899
     MPP partnership
      distributions         9,172      3,057          -                12,229
     Asset retirement
      obligations           2,818      3,910      7,203    232,631    246,562
     -------------------------------------------------------------------------
     Total               $ 20,152   $427,362   $449,160   $266,045 $1,162,719
     -------------------------------------------------------------------------
     >>

     We have the ability and the intention to extend the term of our bank debt and therefore repayment of the facility, although included in the schedule of contractual obligations, is not expected to occur.

     OUTLOOK AND GUIDANCE FOR 2008

     The following section summarizes our plans and guidance for 2008 as announced in a news release dated January 23, 2008. We believe our budget to be achievable, however, certain events more fully described under "Recent
Events", will impact our 2008 operations.

     Summary of 2008 Guidance

     <<
     -------------------------------------------------------------------------
                                                            2008 Budget Range
     -------------------------------------------------------------------------

     Capital expenditures ($millions)                             $410
     Gross wells                                                   350
     Average production - total boe/d                       36,000  -  37,000
     Adjusted cash flow from operations ($millions)           $245  -  $255
     -------------------------------------------------------------------------

     Our 2008 projected adjusted cash flow from operations is based upon the following pricing assumptions:

     -------------------------------------------------------------------------
                                             Benchmark            Realized
     -------------------------------------------------------------------------

     Natural gas                         AECO Cdn $6.98/mcf     Cdn $6.95/mcf
     Crude oil ($/bbl)                  WTI U.S. $81.00/bbl     Cdn $72.75bbl
     -------------------------------------------------------------------------

     The average Canadian/U.S. exchange rate is budgeted at $1.00 U.S. (equal sign) $1.00
Cdn.
     Concurrent with strengthening commodity prices during the first part of
2008, we have systematically entered into a number of commodity hedge contracts as summarized in the Risk Management section of this MD&A and Note
17(a) (ii) to the financial statements. The effect of these contracts is an increase in projected 2008 cash flow of $10.8 million from the amount noted
above. It is our intent to hedge approximately 50% of our gross production forward 12 to 18 months.

     Cash Flow Sensitivities for 2008

     -------------------------------------------------------------------------
     ($millions)                                          Change in Cash Flow
     -------------------------------------------------------------------------

     Change of Cdn $0.25/mcf in the benchmark AECO
      natural gas price                                          $14.0
     Change of U.S. $1.00/bbl in the benchmark WTI
      oil price                                                   $0.4
     -------------------------------------------------------------------------
     >>

     In the event of significant changes in commodity prices, operating and exploration costs, or an overall change in general economic or industry conditions, we can readily amend our capital expenditure program as appropriate.

     RECENT EVENTS

     In response to concerns raised by a major shareholder of Compton, the
Board of Directors of the Company, as announced in a news release dated
February 27, 2008 will conduct a formal review of the Company's business plans and strategic alternatives. This will include exploring potential asset divestments, equity alternatives, strategic alliances, joint venture opportunities, mergers, or a corporate transaction. In the aforementioned news release, the Company cautioned shareholders that there is no assurance that the review will result in any specific transaction and no timetable had been set for its completion.
     The Company has estimated that during 2008 direct costs and costs resulting from the process associated with shareholder activism will be approximately $22 million. Such costs will include additional legal fees, advisory fees and expenses, and employee retention costs. Such costs will be included in 2008 general and administrative expenses and will reduce cash flow from operations. Depending upon the outcome of the process the Company could incur additional cash outlays relating to change of control provisions applicable to the Company's Senior Notes, Mazeppa Processing Partnership
arrangements, employee contracts, and additional advisory and legal fees.
     At this stage, we are unable to predict the outcome of the review process and the direction that Compton may ultimately take. As events unfold, we will provide complete and timely updates.

     ADDITIONAL DISCLOSURES

     CONTROLS AND PROCEDURES

     With respect to disclosure controls and procedures and internal control over financial reporting, we are required to comply with the U.S.
Sarbanes-Oxley Act of 2002 and Canadian Multilateral Instrument 52-109,
Certification of Disclosure in Issuers' Annual and Interim Filings. These
regulations are substantially the same. However, the most significant difference is the U.S. requirement for the registered public accounting firm that audits our financial statements, included in our annual report, to issue an attestation report on our internal control over financial reporting. There is no corresponding Canadian attestation requirement.
     There are certain procedural and wording differences between the U.S. and
Canadian certifications. We have chosen to file the form of certification pursuant to Section 302 of the Sarbanes-Oxley Act with the U.S. Securities and
Exchange Commission ("SEC") and Form 52-109 F1, Certification of Annual
Filings, with the Canadian Securities Administrators ("CSA").
     We have complied with both the U.S. and Canadian requirements in respect of disclosure controls and procedures and internal control over financial reporting and our report is below.

     MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     The term "disclosure controls and procedures" is defined, under Rule
13a-15(d) of the U.S. Exchange Act of 1934, as controls and other procedures that are designed to ensure both non-financial and financial information required to be disclosed by us in our periodic reports is recorded, processed, summarized, and reported within the time periods required, and this information is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosures. The definition of disclosure controls and procedures with respect to Canadian Multilateral
Instrument 52-109 is substantially the same.
     As indicated in our certifications filed with the SEC and CSA, we completed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007, under the supervision and with the participation of our Management, including our
President & CEO and VP Finance & CFO. Based upon our evaluation, we concluded our disclosure controls and procedures were effective.

     MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management, including our President & CEO and VP Finance & CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The term "internal control over financial reporting" is defined, under both Rule 13a-15(f) of the U.S. Exchange Act of 1934 and
Canadian Multilateral Instrument 52-109, as processes designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with GAAP. These controls would include policies and procedures that:

     <<
     1.  Pertain to the maintenance of our records, that accurately and fairly reflect the transactions affecting, and dispositions of, our assets;

     2.  Provide reasonable assurance that transactions are recorded to be able to prepare our financial statements in accordance with GAAP, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

     3.  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, which could have a material effect on our financial statements.
     >>

     We completed an evaluation of the effectiveness of the design and operation of our internal control over financial reporting under the supervision, and with the participation, of our Management, including our
President & CEO and VP Finance & CFO. We conducted our evaluation of the effectiveness of our internal control over financial reporting based on the
Internal Control - Integrated Framework, issued by the Committee of Sponsoring
Organizations of the Treadway Commission, also known as COSO. Based upon our evaluation, we have concluded, as of December 31, 2007, internal control over financial reporting was effective.
     The effectiveness of internal control over financial reporting as of
December 31, 2007 was audited by Grant Thornton LLP, Chartered Accountants, the independent registered public accounting firm, which also audits our financial statements. They have issued their Independent Auditors' Report which is included in this Annual Report.

     CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the quarter ended March 31, 2007, we made two material changes to internal control over financial reporting. On March 1, 2007 we converted our production accounting and royalty management information systems. These changes were implemented to improve both operational efficiencies and internal controls. These conversions were not due to any identified internal control weaknesses.
     During the quarter ended December 31, 2007, we made one material change to internal control over financial reporting. On October 15, 2007, we implemented our substantially re-engineered capital expenditure approval and tracking business process. This included improved policies and procedures as well as new workflow software to support those policies and procedures. This change was implemented to improve operational effectiveness and efficiency as well as remediate internal control deficiencies.
     These changes were subject to our change management procedures which are effective.
     There were no other changes during the year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     CRITICAL ACCOUNTING ESTIMATES

     Accounting estimates require us to make assumptions regarding matters that are uncertain at the time the estimate is made and may have a material impact on our financial condition. A comprehensive discussion of our significant accounting policies may be found in Note 1 to the consolidated financial statements.

     OIL AND NATURAL GAS RESERVES

     The independent petroleum engineering and geological consulting firm of
Netherland, Sewell & Associates, Inc. evaluated and reported on 96% of our oil and natural gas reserves. The remainder was internally evaluated.
     The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. We expect that our estimates of reserves will change with updated information from the results of future drilling, testing, or production levels. Such revisions could be upwards or downwards. Reserve estimates have a material impact on depletion and depreciation, asset retirement obligations, and impairment costs, all of which could possibly have a material impact on our consolidated net earnings.

     DEPLETION

     Capitalized costs and estimated future expenditures to develop proved reserves, including abandonment costs, are depleted based on the proportion of proved oil and natural gas reserves produced during the year compared to estimated total proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If it is determined that properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.
     In 2007, we incurred $151 million of depletion and depreciation. If our proved reserves were to increase by 5%, our depletion and depreciation expense would decrease by $1.8 million and consolidated net earnings after tax would increase by $1.4 million. If our proved reserves were to decrease by 5%, our depletion and depreciation expense would increase by $2.0 million and consolidated net earnings after tax would decrease by $1.5 million.

     IMPAIRMENT

     In applying the full cost method of accounting, we periodically calculate a ceiling or limitation on the amount that property and equipment may be carried for on the consolidated balance sheets. An impairment exists if the undiscounted future net cash flows from proved reserves at future commodity prices plus the cost of undeveloped properties is less than the carrying value of the capitalized costs. As at December 31, 2007, the ceiling amount calculated was $2.4 billion (2006 - $2.7 billion) in excess of the carrying value of the costs capitalized.
     If an impairment is found to exist, the impaired properties are written down to their fair value. The fair value of the assets is calculated based on future net cash flows from proved plus probable reserves, discounted at a risk free interest rate using future commodity prices, plus the cost of undeveloped properties. An impairment may result in a material loss for a particular period; however, future depletion and depreciation expense would be reduced as a result.
     Assumptions about reserves and future prices are required to calculate future net cash flows. The assumptions made to estimate reserves have been discussed above. There is significant uncertainty regarding forecasting future commodity prices due to economic and political uncertainties. Future prices are derived from a consensus of price forecasts among recognized reserve evaluators. Estimates of future cash flows assume a long term price forecast and current operating costs per boe plus an inflation factor.
     It is difficult to determine and assess the impact of a decrease in proved reserves on impairment. The relationship between reserve estimates and the estimated undiscounted cash flows, and the nature of the property-by-property impairment test is complex. As a result, it is not possible to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on impairment. No material downward revisions to our reserves are anticipated.

     ASSET RETIREMENT OBLIGATION

     We recognize the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where we will be required to retire tangible long term assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long term assets. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings. Amounts recorded for asset retirement obligations are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Actual payments to settle the obligations may differ from estimated amounts.

     RECENT ACCOUNTING PRONOUNCEMENTS

     On January 1, 2008, the Company will adopt the following CICA Handbook
Sections:

     <<
     a.  Section 3031, "Inventories" which replaces the existing standard. The requirements include the consistent grouping of like assets and the application of the first-in-first-out or weighted average cost formula methodologies.

     b.  Section 1400, "General Standards of Financial Statement
         Presentation" which requires assessing and disclosing the Company's ability to continue as a going concern.

     c.  Section 3862, "Financial Instruments - Disclosures" and Section 3863,
         "Financial Instruments - Presentation". These new standards will require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed.

     d.  Section 1535, "Capital Disclosures", requiring disclosure of information about an entity's capital and the objectives, policies, and processes for managing capital.
     >>

     The adoption of these standards is not expected to have a material impact on the Company's consolidated financial statements.
     On January 1, 2009 the Company will be required to adopt CICA Handbook
Section 3064, "Intangible Assets". The new section established standards for the recognition, measurement, and disclosure of goodwill and intangible assets and replaces the existing Handbook Section 3062, "Goodwill and Other
Intangible Assets" and Section 3450, "Research and Development Costs".
Intangible assets associated with the exploration and development of oil and gas assets are specifically excluded under the new standard. The Company is evaluating the implications of this adoption, but expects no material impact on the consolidated financial statements.
     On January 10, 2006, the CICA Accounting Standards Board ("AcSB")
ratified a new strategic plan that would see the convergence of Canadian
Generally Accepted Accounting Principles ("GAAP") with International Financial
Reporting Standards ("IFRS") within 5 years. In March 2007, the AcSB released an "Implementation Plan for Incorporating IFRSs into Canadian GAAP", which assumed a convergence date of January 1, 2011. The AcSB confirmed this date in
February 2008. The Company continues to monitor and assess the consequences of convergence on the consolidated financial statements as they could have a material impact.

     RISK MANAGEMENT

     Our operations are subject to risks inherent to the oil and natural gas industry. We are exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing expenditure costs due to shifts in market conditions. We take specific measures to manage these risks, particularly those impacting adjusted cash flow from operations.
     A more detailed discussion of risk factors is presented in our most recent Annual Information Form, filed with securities regulatory authorities on or before March 31, 2008 on www.sedar.com.

     COMMODITY PRICE RISK MANAGEMENT

     We enter into commodity price contracts to actively manage risk associated with price volatility to protect adjusted cash flow from operations required to fund our capital program. We use fixed price and costless collar contracts as well as balancing physical and financial contracts in terms of volumes, timing of performance, and delivery obligations to manage risk. Net open positions may exist or may be established to take advantage of market conditions. Net earnings for the year ended December 31, 2007, include realized and unrealized loss of $1.6 million (2006 - $65.0 million gain) on these transactions.
     The following table outlines commodity hedge transactions in place at
December 31, 2007 together with transactions entered into subsequent to the year end:

     <<
     -------------------------------------------------------------------------
      Commodity            Term              Amount     Average Price  Index
     -------------------------------------------------------------------------
     Natural gas
       Collar     Nov. 2007 - March 2008   9,524 mcf/d  $8.27 - $10.50  AECO
       Collar     April 2008 - Oct. 2008  52,381 mcf/d   $7.33 - $8.48  AECO
       Fixed      April 2008 - Oct. 2008  19,048 mcf/d       $7.86      AECO
       Collar     Nov. 2008 - March 2009  28,571 mcf/d  $8.40 - $10.00  AECO
       Fixed      Nov. 2008 - March 2009   9,524 mcf/d       $8.51      AECO

     Crude oil
       Fixed      March 2008 - Dec. 2008  1,000 bbls/d  U.S.$93.00/bbl   WTI
     -------------------------------------------------------------------------
     >>

     FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

     Our 7.625% Senior Notes due December 1, 2013 and semi-annual interest obligations thereon are payable in U.S. dollars. Accordingly, we are exposed to fluctuations in the exchange rate between the Canadian and the U.S. dollar.
To manage this risk we entered into a series of foreign exchange contracts relating to the principle amount of the Notes, effectively fixing the liability at $436 million Canadian through to December 1, 2010, being the second call date on the Notes. Additionally, we entered into a series of foreign exchange contracts relating to the interest obligations associated with the Notes through to December 1, 2010.
     We are also exposed to fluctuations in the exchange rate between the
Canadian dollar and the U.S. dollar. Commodity prices are based on U.S. dollar benchmarks that result in our realized price being influenced by the
Canadian/U.S. currency exchange rate. Should the Canadian dollar strengthen compared to the U.S. dollar we will experience a negative effect on net earnings. Conversely, should the Canadian dollar weaken compared to the U.S.
dollar we will experience a positive effect on net earnings.

     INTEREST RATE RISK MANAGEMENT

     We are exposed to fluctuations in interest rates on corporate borrowings.
To manage this risk we attempt to achieve a balance between fixed and floating interest rate debt instruments. Our Senior Notes bear a fixed interest charge of 7.625% and our borrowings under are syndicate credit facility incur floating rate interest charges. At year end approximately 52% of our total corporate debt incurred fixed rate interest charges and the balance incurred floating rate charges.
     Concurrent with the closing of our 9.90% Senior Notes offering in May of
2002, we entered into a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate
Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and take advantage of lower floating interest rates.
On repurchase of the majority of 9.90% Senior Notes in November 2005, we elected not to collapse the swap and incur the then associated costs of $12 million. The swap remains outstanding and at December 31, 2007, we valued the liability relating to future unrealized losses on the swap arrangement to be
$10.4 million (2006 - $11 million) determined on a mark-to-market basis. The loss associated with the swap has resulted primarily from the strengthening of the Canadian dollar. Should the Canadian dollar continue to increase against the U.S. dollar, the loss could increase further; alternatively if the
Canadian dollar were to weaken the loss would be reduced. Cash settlements of the swap positions are made semi-annually and losses realized will be recorded over the remaining term of the swap agreement which expires in May 2009.

     SELECTED QUARTERLY INFORMATION

     The following tables set out selected quarterly financial information for the last two fiscal years.

     <<
     -------------------------------------------------------------------------
                                    Three Months Ended                  Year
                                                                       Ended
     -------------------------------------------------------------------------
     ($000s, except      March 31,   June 30,  Sept. 30,  Dec. 31,    Dec. 31,
      where noted)         2007        2007      2007       2007        2007
     -------------------------------------------------------------------------

     Average production
      (boe/d)              33,316     28,918     30,440     32,646     31,326
     Average pricing
      ($/boe)            $  46.98   $  47.94   $  38.56   $  41.94   $  43.82

     Total revenue       $140,877   $126,171   $107,980   $125,959   $500,987
     Adjusted cash flow
      from operations    $ 68,783   $ 48,582   $ 33,133   $ 45,696   $196,194
     Per share: basic    $   0.53   $   0.38   $   0.26   $   0.35   $   1.52
                diluted  $   0.52   $   0.36   $   0.25   $   0.35   $   1.48

     Adjusted net
      earnings from
      operations         $ 17,933   $  7,364   $ (1,994)  $ (2,017)  $ 21,286

     Net earnings (loss) $ 13,719   $ 45,307   $ 19,782   $ 50,457   $129,266
     Per share: basic    $   0.11   $   0.35   $   0.15   $   0.39   $   1.00
                diluted  $   0.10   $   0.34   $   0.15   $   0.38   $   0.98
     -------------------------------------------------------------------------
     >>

     September and October of 2007 were our busiest drilling months on record since Company inception. These high activity levels generated production growth of 7% from the third quarter to the fourth quarter of 2007.
Strengthening commodity prices together with increased production volumes resulted in a 17% increase in fourth quarter revenue and a 38% increase in adjusted cash flow from operations over the third quarter of 2007. Revenue and net earnings were lower during the third quarter of 2007 due primarily to lower realized prices.

     <<
     -------------------------------------------------------------------------
                                    Three Months Ended                  Year
                                                                       Ended
     -------------------------------------------------------------------------
     ($000s, except      March 31,   June 30,  Sept. 30,  Dec. 31,    Dec. 31,
      where noted)         2006        2006      2006       2006        2006
     -------------------------------------------------------------------------

     Average production
      (boe/d)              34,029     32,645     32,843     33,245     33,187
     Average pricing
      ($/boe)            $  48.58   $  45.37   $  42.03   $  42.60   $  44.65

     Total revenue       $148,779   $134,778   $126,991   $130,289   $540,837
     Adjusted cash flow
      from operations    $ 73,596   $ 67,326   $ 60,120   $ 55,263   $256,305
     Per share: basic    $   0.58   $   0.53   $   0.47   $   0.43   $   2.01
                diluted  $   0.55   $   0.50   $   0.45   $   0.42   $   1.92

     Adjusted net
      earnings from
      operations         $ 22,249   $ 17,947   $ 13,150   $ 11,822   $ 65,168

     Net earnings (loss) $ 38,002   $ 68,744   $ 30,717   $(10,037)  $127,426
     Per share: basic    $   0.30   $   0.54   $   0.24   $  (0.08)  $   1.00
                diluted  $   0.28   $   0.51   $   0.23   $  (0.08)  $   0.95
     -------------------------------------------------------------------------
     >>

     During the second half of 2006, lower realized commodity prices from those experienced during the first half of the year resulted in reduced revenue, cash flow, and adjusted net earnings from operations. Production increases in the third and fourth quarter were more than offset by the reduction in commodity prices. The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million from risk management activities. Net earnings for the nine months ended September 30, 2006 benefited from an unrealized foreign exchange gain of $19.1 million, after tax, and an income tax recovery of $35 million. Net earnings in the fourth quarter were negative due to the reversal of unrealized foreign exchange gains recorded in prior quarters, as the result of the weakening of the Canadian dollar compared to the U.S. dollar.

     <<
     Selected Annual Information

     Years ended December 31, ($000s)       2007         2006         2005
     -------------------------------------------------------------------------
     Total revenue                       $  500,987   $  540,837   $  564,241
     Net earnings                        $  129,266   $  127,426   $   81,326
     Per share: basic                    $     1.00   $     1.00   $     0.65
                diluted                  $     0.98   $     0.95   $     0.62
     Total assets                        $2,254,587   $2,145,472   $1,758,098
     Total long term financial
      liabilities                        $  832,188   $  852,385   $  535,540
     -------------------------------------------------------------------------
     >>

     Total revenue in 2007 was lower than 2006 due to lower oil prices and slightly lower production volumes arising from the disposition of our conventional oil asset Worsley.
     Total revenue in 2006 was marginally lower than 2005 with increases in production being more than offset by reduced commodity prices. Net earnings in
2006 increased $46.1 million over 2005 primarily as a result of risk management gains that offset the reduction in revenue and increases in expenses. Long term financial obligation in 2006 increased over 2005 as a result of increased borrowings to fund the capital programs.

     TRADING AND SHARE STATISTICS

     As at March 10, 2008 there were 129,194,721 common shares outstanding and
12,314,907 stock options.

     <<
     -------------------------------------------------------------------------
                              2007               2006              2005(1)
                          TSX     NYSE       TSX     NYSE       TSX     NYSE
                        ($Cdn)    ($US)    ($Cdn)    ($US)    ($Cdn)    ($US)
     -------------------------------------------------------------------------
     Average daily
      trading
      volume (000s)    485,027  213,044   545,489  115,450   736,416  138,288
     Share price
      ($/share)
       High           $  13.19 US$12.16  $  19.24 US$16.74  $  18.66 US$16.11
       Low            $   7.40 US$ 7.70  $  10.20 US$ 9.04  $   9.80 US$14.15
       Close          $   9.14 US$ 9.20  $  10.65 US$ 9.12  $  17.10 US$14.65
     Market
      capitalization
      at December 31
      ($000s)             $1,179,958         $1,368,557         $2,176,197
     Shares
      outstanding
      (000s)                 129,098            128,503            127,263
     -------------------------------------------------------------------------
     (1)  Trading on the New York Stock Exchange commenced December 5, 2005.

     Compton Petroleum Corporation
     Consolidated Financial Statements
     December 31, 2007
     (Unaudited)

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Balance Sheets
     (thousands of dollars)
     -------------------------------------------------------------------------
                                                    December 31,  December 31,
                                                           2007          2006
                                                    ------------  ------------
                                                     (unaudited)
     Assets

     Current
       Cash                                          $    8,665    $   11,876
       Accounts receivable                               80,331        83,535
       Unrealized risk management gain
        (Note 17a (i))                                    1,835        22,625
       Other current assets                              19,772        22,869
       Future income taxes(Note 16b)                      2,606         1,479
                                                    ------------  ------------

                                                        113,209       142,384

     Property and equipment (Note 5)                  2,116,834     1,977,062
     Goodwill (Note 3)                                    9,933         7,914
     Other assets (Note 9)                                  291        14,144
     Unrealized risk management gain (Note 17a (i))      14,320             -
     Deferred risk management loss (Note 2b)                  -         3,968
                                                    ------------  ------------

                                                     $2,254,587    $2,145,472
                                                    ------------  ------------
                                                    ------------  ------------

     Liabilities

     Current
       Accounts payable                              $  147,983    $  141,443
       Unrealized risk management loss
        (Note 17a (i))                                    8,832         4,604
       Future income taxes (Note 16b)                       542         7,269
                                                    ------------  ------------

                                                        157,357       153,316

     Bank debt (Note 6)                                 398,426       328,000
     Senior term notes (Note 7)                         433,762       524,385
     Asset retirement obligations (Note 11)              36,696        29,791
     Unrealized risk management loss (Note 17 a(i))       1,585         6,816
     Future income taxes (Note 16b)                     293,494       302,690
     Non-controlling interest (Note 4)                   63,311        66,350
                                                    ------------  ------------

                                                      1,384,631     1,411,348
                                                    ------------  ------------

     Shareholders' equity

     Capital stock (Note 12b)                           235,871       231,992
     Contributed surplus (Note 13a)                      24,233        16,974
     Retained earnings                                  609,852       485,158
                                                    ------------  ------------

                                                        869,956       734,124
                                                    ------------  ------------

                                                     $2,254,587    $2,145,472
                                                    ------------  ------------
                                                    ------------  ------------

     Commitments and contingent liabilities
      (Note 19)
     Subsequent events (Note 20)

       See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Earnings and Other Comprehensive Income
     (unaudited) (thousands of dollars, except per share amounts)
     -------------------------------------------------------------------------

                                     Three months ended       Years ended
                                        December 31,          December 31,
                                    --------------------  --------------------
                                        2007       2006       2007       2006
                                    ---------  ---------  ---------  ---------

     Revenue
       Oil and natural
        gas revenues               $ 125,959  $ 130,289  $ 500,987  $ 540,837
       Royalties                     (26,617)   (29,182)  (102,678)  (123,677)
                                    ---------  ---------  ---------  ---------
                                      99,342    101,107    398,309    417,160
                                    ---------  ---------  ---------  ---------
     Expenses
       Operating                      27,549     29,703    101,478    102,643
       Transportation                  1,654      3,214     12,615     12,564
       General and administrative      6,594      7,422     31,328     26,231
       Interest and finance charges
        (Note 8)                      14,494     15,926     63,493     54,075
       Depletion and depreciation     44,379     37,036    151,411    143,057
       Foreign exchange (gain) loss
        (Note 10)                     (3,460)    22,708    (78,717)      (891)
       Accretion of asset retirement
        obligations (Note 11)            769        632      2,718      2,257
       Stock-based compensation
        (Notes 13a and c)              1,636      3,616     11,034     10,488
       Risk management gain
        (Note 17b)                   (13,859)    (6,028)    (6,014)   (63,721)
                                    ---------  ---------  ---------  ---------
                                      79,756    114,229    289,346    286,703
                                    ---------  ---------  ---------  ---------

     Earnings before taxes and
      non-controlling interest        19,586    (13,122)   108,963    130,457
                                    ---------  ---------  ---------  ---------

     Income taxes (Note 16a)

       Current                             9         21         17         44
       Future                        (32,289)    (5,530)   (26,452)    (3,636)
                                    ---------  ---------  ---------  ---------
                                     (32,280)    (5,509)   (26,435)    (3,592)
                                    ---------  ---------  ---------  ---------

     Earnings before
      non-controlling interest        51,866     (7,613)   135,398    134,049
     Non-controlling interest
      (Note 4)                         1,409      2,424      6,132      6,623
                                    ---------  ---------  ---------  ---------

     Net earnings                     50,457  $ (10,037)   129,266  $ 127,426
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

       Other comprehensive income          -                     -
                                    ---------             ---------
     Comprehensive income          $  50,457             $ 129,266
                                    ---------             ---------
                                    ---------             ---------

     Net earnings per share
      (Note 14)
       Basic                       $    0.39  $   (0.08) $    1.00  $    1.00
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

       Diluted                     $    0.38  $   (0.08) $    0.98  $    0.95
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Retained Earnings
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

                                     Three months ended       Years ended
                                         December 31,         December 31,
                                    --------------------  --------------------
                                        2007       2006       2007       2006
                                    ---------  ---------  ---------  ---------
     Retained earnings, beginning
      of period
     As previously reported        $ 560,464  $ 495,727  $ 485,158  $ 360,719
     Accounting policy adjustments
      (Note 2)                             -          -     (1,320)         -
                                    ---------  ---------  ---------  ---------
     As adjusted                     560,464    495,727    483,838    360,719
     Net earnings                     50,457    (10,037)   129,266    127,426
     Premium on redemption of
      shares (Note 12b)               (1,069)      (532)    (3,252)    (2,987)
                                    ---------  ---------  ---------  ---------

     Retained earnings, end of
      period                       $ 609,852  $ 485,158  $ 609,852  $ 485,158
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

       See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Consolidated Statements of Cash Flow
     (unaudited) (thousands of dollars)
     -------------------------------------------------------------------------

                                     Three months ended        Years ended
                                         December 31,          December 31,
                                        2007       2006       2007       2006
                                    ---------  ---------  ---------  ---------

     Operating activities
     Net earnings                  $  50,457  $ (10,037) $ 129,266  $ 127,426
       Amortization and other            393        401      3,417      1,996
       Depletion and depreciation     44,379     37,036    151,411    143,057
       Accretion of asset
        retirement obligations           769        632      2,718      2,257
       Unrealized foreign exchange
        (gain) loss                   (3,690)    22,500    (79,740)      (665)
       Future income taxes           (32,289)    (5,530)   (26,452)    (3,636)
       Unrealized risk management
        (gain) loss                  (16,789)     6,073      5,467    (27,522)
       Stock-based compensation        1,636      2,249      8,416      9,121
       Asset retirement
        expenditures                    (578)      (485)    (4,441)    (2,352)
       Non-controlling interest        1,408      2,424     6,132      6,623
                                    ---------  ---------  ---------  ---------
                                      45,696     55,263    196,194    256,305
       Change in non-cash
        working capital (Note 18)     (9,201)    14,639    (23,366)    19,823
                                    ---------  ---------  ---------  ---------

                                      36,495     69,902    172,828    276,128
                                    ---------  ---------  ---------  ---------

     Financing activities
       Issuance (repayment) of bank
        debt                         174,320     50,000     70,426    152,100
       Proceeds from share
        issuances, net                   649        598      3,446      4,672
       Distributions to partner       (2,278)    (2,293)    (9,171)    (9,171)
       Redemption of common shares    (1,373)      (635)    (3,976)    (3,433)
       Issue costs on senior notes         -          -          -     (3,408)
       Issuance of senior notes            -          -          -    174,930
       Redemption of senior notes          -          -          -     (7,520)
                                    ---------  ---------  ---------  ---------

                                     171,318     47,670     60,725    308,170
                                    ---------  ---------  ---------  ---------

     Investing activities
       Property and equipment
        additions                   (121,221)   (88,453)  (391,070)  (490,429)
       Corporate acquisitions
        (Note 3)                     (29,740)         -   (104,705)         -
       Property acquisitions         (58,766)    (3,603)   (66,808)   (34,444)
       Property dispositions           1,931          -    307,527      1,350
       Change in non-cash working
        capital (Note 18)             (1,356)   (35,636)    18,292    (57,853)
                                    ---------  ---------  ---------  ---------

                                    (209,152)  (127,692)  (236,764)  (581,376)
                                    ---------  ---------  ---------  ---------

     Change in cash                   (1,339)   (10,120)    (3,211)     2,922

     Cash, beginning of period        10,004     21,996     11,876      8,954
                                    ---------  ---------  ---------  ---------

     Cash, end of period           $   8,665  $  11,876  $   8,665  $  11,876
                                    ---------  ---------  ---------  ---------
                                    ---------  ---------  ---------  ---------

       See accompanying notes to the consolidated financial statements.

     -------------------------------------------------------------------------
     Compton Petroleum Corporation
     Notes to the Consolidated Financial Statements
     December 31, 2007
     (Tabular amounts in thousands of dollars, unless otherwise stated)
     -------------------------------------------------------------------------

     1.  Significant accounting policies

         Compton Petroleum Corporation (the "Company" or "Compton") is in the
         business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

     a)  Basis of presentation

         The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.

         The consolidated financial statements include the accounts of the
         Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing
         Partnership in accordance with Accounting Guideline 15 ("AcG-15")
         "Consolidation of Variable Interest Entities", as outlined in Note 4.

         All amounts are presented in Canadian dollars unless otherwise stated.

     b)  Measurement uncertainty

         The timely preparation of financial statements requires that
         Management make estimates and assumptions and use judgment regarding the measurement of assets, liabilities, revenues, and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may materially differ from estimated amounts as future confirming events occur.

         Amounts recorded for depletion and depreciation, and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves.
         By their nature, these estimates of reserves, costs, and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

         The calculation of asset retirement obligations include estimates of the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. The impact of future revisions to these assumptions on the consolidated financial statements of future periods could be material.

         The amount of stock based compensation expense is subject to uncertainty due to the Company's best estimate of whether or not performance will be achieved and obligations incurred.

         The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which by their nature are subject to measurement uncertainty.

     c)  Property and equipment

         i)    Capitalized costs

               The Company follows the full cost method of accounting for its petroleum and natural gas operations within one Canadian cost centre. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, future asset
               retirement costs, and certain general and administrative
               expenses directly related to exploration and development
               activities.

               Proceeds from the sale of properties are applied against
               capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of
               depletion and depreciation.

               Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs, other than major
               turnaround costs, are expensed as incurred. Major turnaround costs are included in property and equipment when incurred and charged to depletion and depreciation in the consolidated
               statements of earnings and other comprehensive income over the estimated period of time to the next scheduled turnaround.

         ii)   Depletion and depreciation

               Depletion and depreciation of property and equipment is
               provided using the unit-of-production method based upon
               estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or
               impairment has occurred. Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion and estimated salvage values are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six
               thousand cubic feet of natural gas to one barrel of crude oil.

               Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis using rates which range from 20% to 30% per year.

         iii)  Impairment test

               At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs
               associated with reserves. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of discounted proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

         vi)   Asset retirement obligations

               The Company recognizes the present value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate can be made. Asset retirement obligations include those legal obligations where the Company will be
               required to retire tangible long-lived assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initial estimated present value of the asset
               retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated
               obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset
               retirement cost.

               Asset retirement costs are amortized using the unit-of-
               production method and are included in depletion and
               depreciation in the consolidated statements of earnings and other comprehensive income. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statements of earnings and other comprehensive income.

               Actual expenditures incurred are charged against the
               accumulated obligation.

         v)    Inventories

               Physical inventory held for exploration, development, and
               operating activities is included in property and equipment and is valued at estimated realizable value.

     d)  Goodwill

         Goodwill is recorded on a corporate acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value. To assess impairment, the fair value of the consolidated entity, excluding the Mazeppa Processing Partnership, is determined and compared to the carrying value. If the fair value is less than the carrying value then a second test is performed to determine the amount of the impairment. Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.

     e)  Financial instruments and derivatives

         On January 1, 2007 the Company adopted the Canadian Institute of
         Chartered Accountants ("CICA") four new accounting standards:
         Handbook Section 1530, "Comprehensive Income", Handbook Section 3855,
         "Financial Instruments - Recognition and Measurement", Handbook
         Section 3861, "Financial Instruments - Disclosure and Presentation"
         and Handbook Section 3865, "Hedges". The adoption of these standards resulted in accounting changes, the impact of which are disclosed in
         Note 2 to these consolidated financial statements.

         Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments were identified by the Company through a review of typical financial transactions and risk management activities. The Company also reviewed non-financial contracts, entered into subsequent to January 1, 2003, for potential embedded derivatives. Once identified, the financial instruments were classified and measured as disclosed below.

         Financial instruments are measured at fair value on initial recognition of the instrument except in specific circumstances.
         Measurement in subsequent periods depends on whether the financial instrument has been classified as "held for trading", "available for sale", "held to maturity", "loans and receivables" or "other financial liabilities" as defined by the standards.

         Financial assets and financial liabilities "held for trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial instruments "held to maturity",
         "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method.

         Cash, and deposits included in other current assets, are classified as "held for trading" and are measured at carrying value which approximates fair value due to the short term nature of these instruments. Investments included in other current assets are designated as "held for trading", accounts receivable are classified as "loans and receivables" and accounts payable, bank debt and senior term notes are classified as "other financial liabilities".
         Transaction costs, premiums and discounts associated with the issuance of senior term notes are netted against the notes and amortized to earnings using the effective interest method.

         Derivative financial instruments are classified as "held for trading" and are recorded at fair value based on quoted market prices or third party market indications and forecasts. Fluctuations are recorded in earnings as risk management gains and losses during each reporting period. The Company uses derivative financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates, and interest rates as outlined in
         Note 17. The Company does not designate any of its current risk management activities as accounting hedges.

     f)  Joint operations

         Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the
         Company's proportionate interest in such activities.

     g)  Earnings per share amounts

         The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.
         Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options were exercised.

     h)  Income taxes

         Income taxes are recorded using the liability method of accounting.
         Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in income tax rates are reflected in the period in which the rates are
         substantively enacted.

     i)  Revenue recognition

         Revenue associated with the production and sale of crude oil, natural gas, and natural gas liquids owned by the Company is recognized when title passes to the customer and delivery has taken place. Revenue as reported, represents the Company's share and is presented before royalty payments to governments and other mineral interest owners.
         Other revenue is recognized in the period that the service is provided to the customer.

     j)  Stock-based compensation plan

         The Company records compensation expense in the consolidated statements of earnings and other comprehensive income for stock options granted to directors, officers, and employees using the fair-
         value method. Compensation costs are recognized over the vesting period and the fair values are determined using the Black-Scholes option pricing model.

         Contributions to the Company's stock savings plan are recorded as compensation expense as incurred.

     k)  Deferred financing charges

         On January 1, 2007 financing costs related to the issuance of senior term notes were reclassified from other assets to senior term notes, as disclosed in Note 2. The costs capitalized within long term debt are amortized using the effective interest method.

     l)  Foreign currency translation

         Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollars at the period-end exchange rate, with any resulting gain or loss recorded in the consolidated statements of earnings and other comprehensive income.

     m)  Dividend policy

         The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

     n)  Defined benefit pension plan

         The Company accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets for employees of
         Mazeppa Processing Partnership. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation, and retirement age of employees.

     o)  Recent accounting pronouncements

         On January 1, 2008, the Company will be required to adopt the following CICA Handbook Sections:

         a. Section 3031, "Inventories" which replaces the existing standard.
            The requirements include the consistent grouping of like assets and the application of the first-in-first-out or weighted average cost formula methodologies.

         b. Section 1400, "General Standards of Financial Statement
            Presentation" which requires assessing and disclosing the
            Company's ability to continue as a going concern.

         c. Section 3862, "Financial Instruments - Disclosures" and
            Section 3863, "Financial Instruments - Presentation". These new
            standards will require increased disclosure of financial
            instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed.

         d. Section 1535, "Capital Disclosures", requiring disclosure of information about an entity's capital and the objectives,
            policies, and processes for managing capital.

         The adoption of these standards is not expected to have a material impact on the Company's consolidated financial statements.

         On January 1, 2009 the Company will be required to adopt the CICA
         Handbook Section 3064, "Intangible Assets". The new section establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets and replaces the existing Handbook Section 3062, "Goodwill and Other Intangible
         Assets" and Section 3450, "Research and Development Costs".
         Intangible assets associated with the exploration and development of oil and gas assets are specifically excluded under the new standard.
         The Company is evaluating the implications but expects no material impact on the consolidated financial statements.

         On January 10, 2006, the CICA Accounting Standards Board ("AcSB")
         ratified a new strategic plan that would see the convergence of
         Canadian Generally Accepted Accounting Principles ("GAAP") with
         International Financial Reporting Standards ("IFRS") within 5 years.
         In March 2007, the AcSB released an "Implementation Plan for
         Incorporating IFRSs into Canadian GAAP", which assumed a convergence date of January 1, 2011. The AcSB confirmed this date in
         February 2008. The Company continues to monitor and assess the consequences of the convergence on the consolidated financial statements as they could have a material impact.

     p)  Reclassification

         Certain amounts disclosed for prior years have been reclassified to conform with current year presentation.

     2.  Changes in significant accounting policies

     On January 1, 2007, the Company adopted the CICA Handbook Section 1530,
     "Comprehensive Income", Handbook Section 3855, "Financial Instruments -
     Recognition and Measurement", Handbook Section 3861, "Financial
     Instruments - Disclosure and Presentation", Handbook Section 3865,
     "Hedges", and Handbook Section 1506, "Accounting Changes".

     The adoption of these standards had no material impact on the Company's consolidated financial statements. Any significant effects from the implementation of the new standards are disclosed below.

     a)  Comprehensive income

         The new standard introduced the statements of comprehensive income and accumulated other comprehensive income to temporarily provide for gains, losses and other amounts arising from changes in fair value until realized and recorded in net earnings. The Company has determined that it has no other comprehensive income nor accumulated other comprehensive income for the year ended December 31, 2007.

     b)  Financial instruments

         The financial instruments standard establishes recognition and measurement criteria for financial assets, financial liabilities and derivatives. The Company's policies on accounting for financial instruments is disclosed in Note 1.

         Transitional provisions were outlined in the financial instruments standard and required retroactive adjustment without restatement of prior periods. In addition, the provisions required that, upon adoption at January 1, 2007, transitional adjustments, net of tax, be recognized in the opening balance of retained earnings.

         At January 1, 2007, the following transitional adjustments were required.

         -  The reclassification of $14.0 million of deferred financing charges as a reduction of senior term notes to reflect the adopted policy of netting long term debt transaction costs within long term debt. The costs capitalized will be amortized using the effective interest method. Previously, the Company deferred these costs and amortized them straight line over the life of the related senior term notes. The adoption of this standard resulted in a $0.3 million net increase to opening retained earnings.

         -  $3.97 million of deferred risk management loss, $2.7 million net of tax, previously recognized at January 1, 2004 upon initial adoption of CICA Accounting Guideline 13, "Hedging Relationships"
            was reclassified as a reduction to opening retained earnings.

         -  The fair value measurement of investments resulted in a $1.1 million net increase to opening retained earnings.

         The net effect on opening retained earnings as a result of the transitional provisions is as follows:

         Deferred financing charge adjustments                     $      318
         Deferred risk management loss                                 (2,743)
         Fair value of investments                                      1,105
                                                                  ------------
         Total adjustment to opening retained earnings             $   (1,320)
                                                                  ------------
                                                                  ------------

     3.  Business combinations

     On August 15, 2007 and December 21, 2007, respectively, the Company acquired all of the issued and outstanding shares of Stylus Energy Inc.
     ("Stylus") and WIN Energy Corporation ("WIN"). Both entities were independent exploration and production companies with operations in the
     Company's core areas. The business combinations have been accounted for using the purchase method with results of operations included in the consolidated financial statements from the date of acquisition. If the purchase price is in excess of the fair value of net assets acquired, goodwill is recorded.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the estimated fair value of the WIN acquisition and therefore, the allocation of the purchase price is subject to refinement.

       Net assets acquired                   Stylus          WIN        Total
                                        ------------ ------------ ------------
         Working capital                 $  (17,209)  $   (2,010)  $  (19,219)
         Petroleum and natural gas
          properties                        106,916       24,465      131,381
                                        ------------ ------------ ------------
                                             89,707       22,455      112,162
         Future income taxes                (12,288)       8,132       (4,156)
         Asset retirement obligations        (4,402)        (919)      (5,321)
         Goodwill                             2,020            -        2,020
                                        ------------ ------------ ------------
                                         $   75,037   $   29,668   $  104,705
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------
       Consideration
         Cash                            $   73,782   $   29,414   $  103,196
         Transaction costs                    1,255          254        1,509
                                        ------------ ------------ ------------

                                         $   75,037   $   29,668   $  104,705
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     During the year ended December 31, 2007, both companies were wound up into Compton Petroleum Corporation.

     4.  Non-controlling interest

     Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in
     Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

     As at December 31,                                    2007          2006
                                                    ------------  ------------

     Non-controlling interest, beginning of year     $   66,350    $   68,898
       Earnings attributable to non-controlling
        interest                                          6,132         6,623
       Distributions to limited partner                  (9,171)       (9,171)
                                                    ------------  ------------

     Non-controlling interest, end of year           $   63,311    $   66,350
                                                    ------------  ------------
                                                    ------------  ------------

     Commencing May 1, 2004, pursuant to the terms of a processing agreement between Compton and MPP, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities. The fee is comprised of a fixed base fee of $764 thousand per month plus MPP operating costs, net of third party revenues. These amounts are eliminated from revenues and expenses on consolidation.

     The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement under terms determined at that time or purchase the Partnership units for the predetermined amount of
     $55 million, deemed to be fair value. In the event that the Company does not renew the processing agreement nor exercise the purchase option, the limited partner may dispose of the Partnership units to an independent third party.

     MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at December 31, 2007 was
     $12.2 million (2006 - $21.4 million) payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is negligible.

     5.  Property and equipment
                                                      Accumulated
                                                       depletion
                                                          and
     As at December 31, 2007                Cost     depreciation      Net
                                        ------------ ------------ ------------

     Exploration and development costs   $2,145,866   $ (603,867)  $1,541,999
     Production equipment and processing
      facilities                            651,999     (105,720)     546,279
     Inventory                                6,871            -        6,871
     Future asset retirement costs           19,940       (5,396)      14,544
     Office equipment                        14,111       (6,970)       7,141
                                        ------------ ------------ ------------

                                         $2,838,787   $ (721,953)  $2,116,834
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

                                                      Accumulated
                                                       depletion
                                                          and
     As at December 31, 2006                Cost     depreciation      Net
                                        ------------ ------------ ------------

     Exploration and development costs   $1,931,594   $ (482,524)  $1,449,070
     Production equipment and processing
      facilities                            582,705      (77,863)     504,842
     Inventory                                6,818            -        6,818
     Future asset retirement costs           17,128       (4,906)      12,222
     Office equipment                         9,359       (5,249)       4,110
                                        ------------ ------------ ------------

                                         $2,547,604   $ (570,542)  $1,977,062
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     During the year, $9.6 million (2006 - $10.5 million) relating to employee salaries, insurance costs, and overhead recoveries determined in accordance with industry standards, were capitalized.

     As at December 31, 2007, future capital expenditures of $318.3 million
     (2006 - $329.7 million, 2005 - $192.9 million), as estimated by independent reserve engineers, relating to the development of proved reserves have been included in costs subject to depletion. The estimated salvage value of production equipment and processing facilities at
     December 31, 2007 was $130.1 million (2006 - $120.1 million, 2005 -
     $108.6 million) and was excluded from costs subject to depletion.
     Undeveloped properties with a cost at December 31, 2007 of $260.6 million
     (2006 - $202.9 million, 2005 - $251.3 million) included in exploration and development costs, have not been subject to depletion.

     Prices used in the evaluation of the carrying value of the Company's reserves for the purposes of the impairment test were:

                                          Natural     Crude Oil
                                            Gas       (Edmonton
     As at December 31, 2007           (AECO C spot)  par 40 API)     NGL
                                        ------------ ------------ ------------
                                        $ per MMbtu   $ per bbl    $ per bbl

     2008                                     $6.74      $88.48       $91.04
     2009                                     $7.48      $85.52       $88.03
     2010                                     $7.69      $83.88       $86.41
     2011                                     $7.80      $82.03       $84.54
     2012                                     $7.84      $81.16       $83.66
     Approximate % increase thereafter         2.0%        2.0%         2.0%

     6.  Credit facilities

     As at December 31,                                    2007          2006
                                                     -----------   -----------
     Authorized
                                                      $ 500,000     $ 500,000
                                                     -----------   -----------
                                                     -----------   -----------

     Prime rate                                       $  50,000     $  35,000
     Bankers' Acceptance                                350,000       295,000
     Discount to maturity                                (1,574)       (2,000)
                                                     -----------   -----------

     Utilized                                         $ 398,426     $ 328,000
                                                     -----------   -----------
                                                     -----------   -----------

     As at December 31, 2007, the Company had arranged a $500 million authorized senior credit facility with a syndicate of banks. Advances under the facilities can be drawn and currently bear interest as follows:

       Prime rate plus 0.95%
       Bankers' Acceptance rate plus 1.95%
       LIBOR rate plus 1.95%

     At December 31, 2007 prime and 30 day bankers acceptance rates were 6.0%
     and 4.6% respectively.

     Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. The facilities reached term on July 4, 2007 and were renewed under the same terms and conditions to July 2, 2008. If not renewed in 2008 they will mature 366 days later on July 3, 2009.

     The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Company's assets and undertakings.

     7.  Senior term notes

     As at December 31,                                    2007          2006
                                                     -----------   -----------

     Senior term notes
       US$450 million, 7.625% due December 1, 2013    $ 444,645     $ 524,385
       Unamortized transaction costs                    (10,883)            -
                                                     -----------   -----------

     Carrying value                                   $ 433,762     $ 524,385
                                                     -----------   -----------
                                                     -----------   -----------

     On November 22, 2005, a wholly owned subsidiary of the Company issued US
     $300 million senior term notes maturing December 1, 2013. On April 4,
     2006, an additional US$150 million was issued under the same terms and conditions as the original issue. The notes bear interest at 7.625%, are unsecured and are subordinate to the Company's bank credit facilities.
     The yield to maturity, using the effective interest method, was 8.840% as at December 31, 2007.

     Pursuant to the adoption of Handbook Section 3855, "Financial
     Instruments - Recognition and Measurement", transaction costs relating to the issue of the senior term notes reduce the carrying value of the notes as disclosed in Note 2.

     The notes are not redeemable by the Company prior to December 1, 2009, except in limited circumstances.  After that time, they can be redeemed in whole or part, at the rates indicated below:

     December 1, 2009                     103.813%
     December 1, 2010                     101.906%
     December 1, 2011 and thereafter      100.000%

     During the year the Company entered into foreign exchange contracts as outlined in Note 17a (iii) which fixed the repayment, in Canadian dollars at December 1, 2010, being the second call date, as outlined in the senior note agreement.

     8.  Interest and finance charges

     Amounts charged to expense during the year ended are as follows:

     Years ended December 31,                  2007         2006         2005
                                        ------------ ------------ ------------

     Interest on bank debt, net          $   22,476   $   14,243   $   11,520
     Interest on senior term notes           38,345       35,880       20,912
     Other finance charges                    2,672        3,952        2,519
                                        ------------ ------------ ------------

     Total                               $   63,493   $   54,075   $   34,951
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous expenses.

     The effective interest rate on bank debt at December 31, 2007 was 6.5%
     (2006 - 5.6%).

     9.  Other assets

     As at December 31,                                    2007          2006
                                                     -----------   -----------
     Deferred financing charges                       $       -     $  14,008
     Defined benefit pension plan                           277           125
     Other                                                   14            11
                                                     -----------   -----------

     Other assets                                     $     291     $  14,144
                                                     -----------   -----------
                                                     -----------   -----------

     On January 1, 2007 financing costs related to the issuance of senior term notes were reclassified from other assets to senior term notes, as disclosed in Note 2.

     10. Foreign exchange (gain) loss

     Amounts charged to foreign exchange (gain) loss during the year ended were as follows:

     Years ended December 31,                  2007         2006         2005
                                        ------------ ------------ ------------

     Foreign exchange gain on
     translation of US$ debt             $  (79,740)  $     (665)  $   (7,808)
     Other foreign exchange (gain) loss       1,023         (226)         455
                                        ------------ ------------ ------------

     Total                               $  (78,717)  $     (891)  $   (7,353)
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     11. Asset retirement obligations

     The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

     As at December 31,                                    2007          2006
                                                     -----------   -----------

     Asset retirement obligations, beginning of year  $  29,791     $  20,770
     Liabilities incurred                                 8,719         7,031
     Liabilities settled and disposed                    (4,532)         (267)
     Accretion expense                                    2,718         2,257
                                                     -----------   -----------

     Asset retirement obligations, end of year        $  36,696     $  29,791
                                                     -----------   -----------
                                                     -----------   -----------

     The total undiscounted amount of estimated cash flows required to settle the obligations was $246.6 million (2006 - $233.0 million), which has been discounted using a credit-adjusted risk free rate of 10.8%
     (2006 - 10.6%). Due to the Company's long reserve life, the majority of these obligations are not expected to be settled until well into the future. Settlements will be funded from general Company resources at the time of retirement and removal.

     12. Capital stock

     a)  Authorized

         The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

     b)  Issued and outstanding

         As at December 31,                 2007                  2006
                                   --------------------- ---------------------
                                     Number                Number
                                       of                    of
                                     Shares     Amount     Shares     Amount
                                   ---------- ---------- ---------- ----------
                                      (000s)                (000s)
         Common shares outstanding,
          beginning of year          128,503   $231,992    127,263   $226,444
                                   ---------- ---------- ---------- ----------
         Shares issued under stock
          option plan                    993      4,603      1,489      5,993
         Shares repurchased             (398)      (724)      (249)      (445)
                                   ---------- ---------- ---------- ----------

         Common shares outstanding,
          end of year                129,098   $235,871    128,503   $231,992
                                   ---------- ---------- ---------- ----------
                                   ---------- ---------- ---------- ----------

         The Company has, on an annual basis, instituted a normal course issuer bid program. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its common shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval.

         During the year, the Company purchased for cancellation 398,300 common shares at an average price of $9.98 per share (2006 - 248,900 common shares at an average price of $13.79 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

     c)  Shareholder rights plan

         The Company has a shareholder rights plan (the "Plan") to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

         Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the
         Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder, other than holders not in compliance with the plan, to acquire a common share at a 50% discount to the market price at that time.

     13. Stock-based compensation plans

     a)  Stock option plan

         The Company has a stock option plan for employees, including directors and officers.  The exercise price of each option approximated the market price for the common shares on the date the option was granted.  Options granted under the plan before June 1,
         2003 are fully exercisable and will expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

         The following tables summarize the information relating to stock options:

         As at December 31,                 2007                  2006
                                   --------------------- ---------------------
                                               Weighted              Weighted
                                                average               average
                                      Stock    exercise     Stock    exercise
                                     options     price     options     price
                                   ---------- ---------- ---------- ----------
                                     (000s)                (000s)

         Outstanding, beginning of
          year                        11,611      $7.79     11,446      $6.13
           Granted                     2,074     $11.02      2,228     $13.99
           Exercised                    (993)     $3.47     (1,489)     $3.14
           Forfeited                    (608)    $11.97       (574)    $10.92
                                   ---------- ---------- ---------- ----------

         Outstanding, end of year     12,084      $8.49     11,611      $7.79
                                   ---------- ---------- ---------- ----------
                                   ---------- ---------- ---------- ----------

         Exercisable, end of year      7,240      $6.20      6,593      $4.82
                                   ---------- ---------- ---------- ----------
                                   ---------- ---------- ---------- ----------

         The range of exercise prices of stock options outstanding and exercisable at December 31, 2007 is as follows:

                               Outstanding Options        Exercisable Options
                        -------------------------------- ---------------------
                                    Weighted
                                    average
                          Number   remaining   Weighted    Number    Weighted
         Range of           of    contractual  average       of      average
         exercise         options     life     exercise    options   exercise
         prices        outstanding   (years)     price  outstanding    price
         ---------      ---------- ---------- ---------- ---------- ----------
                          (000s)                           (000s)
         $1.45 - $3.99      2,665        2.6   $   2.72      2,665   $   2.72
         $4.00 - $6.99      2,013        2.7   $   4.94      1,995   $   4.93
         $7.00 - $9.99      1,533        2.2   $   7.94        884   $   7.63
         $10.00 - $11.99    2,740        3.4   $  11.19        633   $  10.92
         $12.00 - $13.99    1,713        2.7   $  12.63        698   $  12.61
         $14.00 - $18.39    1,420        3.1   $  14.69        365   $  14.70
                        ---------- ---------- ---------- ---------- ----------

                           12,084        2.9   $   8.49      7,240   $   6.20
                        ---------- ---------- ---------- ---------- ----------
                        ---------- ---------- ---------- ---------- ----------

         The Company has recorded stock-based compensation expense in the consolidated statements of earnings and other comprehensive income for stock options granted to employees, directors, and officers after
         January 1, 2003 using the fair value method.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

         Years ended December 31,              2007         2006         2005
                                        ------------ ------------ ------------

         Weighted average fair value of
          options granted                     $4.23        $6.90        $5.45
         Risk-free interest rate               4.1%         4.0%         3.6%
         Expected life (years)                  5.0          5.0          5.0
         Expected volatility                  39.0%        43.5%        43.9%

         The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

         As at December 31,                                2007          2006
                                                     -----------   -----------

         Contributed surplus, beginning of year       $  16,974     $   9,173
         Stock-based compensation expense                 8,416         9,121
         Stock options exercised                         (1,157)       (1,320)
                                                     -----------   -----------

         Contributed surplus, end of year             $  24,233     $  16,974
                                                     -----------   -----------
                                                     -----------   -----------

     b)  Share appreciation rights plan

         CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the years ended December 31, 2007, 2006 and 2005, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these SARs amounts to $1.0 million, which is included in accounts payable as at December 31, 2007 (2006 - $1.2 million). All outstanding SARs having a variable component expire at various times through 2011.

     c)  Employee retention program

         In recognition of the shortage of qualified personnel that existed within the industry, the Company implemented an Employee Retention program in July 2006 for its existing employees at the time, excluding officers and directors. Under the program, the Company incurred additional compensation costs of $4.0 million, in July 2007,
         $2.6 million of which was recognized in 2007 and the balance in 2006.
         Amounts paid under the program were determined in relation to the market value of the Company's capital stock and accordingly have been included in stock-based compensation. No further obligation exists pursuant to this program.

     14. Per share amounts

     The following table summarizes the common shares used in calculating net earnings per common share:

     Years ended December 31,                  2007         2006         2005
                                        ------------ ------------ ------------
                                             (000s)       (000s)       (000s)

     Weighted average common shares
      outstanding - basic                   128,993      127,820      125,627
     Effect of stock options                  3,546        5,806        6,040
                                        ------------ ------------ ------------

     Weighted average common shares
      outstanding - diluted                 132,539      133,626      131,667
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     In calculating diluted earnings per common share for the year ended
     December 31, 2007, the Company excluded 5,553,700 options (2006 -
     1,537,100, 2005 - 331,800) as the exercise price was greater than the average market price of its common shares in those years.

     15. Defined benefit pension plan

     There are 35 employees of MPP currently enrolled in a co-sponsored, defined benefit pension plan. Information relating to the MPP retirement plan is outlined below:

     As at December 31,                                    2007          2006
                                                     -----------   -----------

     Accrued benefit obligation
       Accrued benefit obligation - beginning of year $   7,717     $   7,562
       Current service cost                                 401           368
       Interest cost                                        403           387
       Benefits paid                                       (121)         (392)
       Actuarial (gain) loss                               (705)         (208)
                                                     -----------   -----------

       Accrued benefit obligation - end of year       $   7,695     $   7,717
                                                     -----------   -----------
                                                     -----------   -----------

     Fair value of plan assets
       Fair value of plan assets - beginning of year  $   6,635     $   5,839
       Employee contributions                                87            82
       Employer contributions                               460           439
       Benefits paid                                       (121)         (392)
       Actual return on plan assets                        (164)          667
                                                     -----------   -----------

       Fair value of plan assets - end of year        $   6,897     $   6,635
                                                     -----------   -----------
                                                     -----------   -----------

     Accrued benefit asset
       Funded status - plan assets less than benefit
        obligation                                    $    (798)    $  (1,082)
       Unamortized net actuarial loss                       352           414
       Unamortized past service costs                       723           793
                                                     -----------   -----------

       Accrued benefit asset, included in other
        assets (Note 9)                               $     277     $     125
                                                     -----------   -----------
                                                     -----------   -----------

     Economic assumptions used to determine benefit obligation and periodic expense were:

     Years ended December 31,                              2007          2006
                                                     -----------   -----------

     Discount rate                                         5.0%          5.0%
     Expected rate of return on assets                     7.0%          7.0%
     Rate of compensation increase                         3.5%          3.5%
     Average remaining service period of covered
      employees                                        16 years      16 years

     Actuarial evaluations are required every three years, the next evaluation being January 1, 2009.

     Pension expense, included in MPP operating costs, is as follows:

     Years ended December 31,                              2007          2006
                                                     -----------   -----------
     Current service cost, net of employee
      contributions                                   $     307     $     292
     Interest on accrued benefit obligation                 403           387
     Return on assets                                      (479)         (407)
     Amortization of past service cost                       69            69
     Amortization of net actuarial loss                       -             9
                                                     -----------   -----------

     Pension expense, included in operating expense   $     300     $     350
                                                     -----------   -----------
                                                     -----------   -----------

     MPP expects to contribute $547 thousand to the plan in 2008.

     16. Income taxes

     a)  The following table reconciles income taxes calculated at the
         Canadian statutory rate with actual income taxes:

         Years ended December 31,              2007         2006         2005
                                        ------------ ------------ ------------
         Earnings before taxes and
          non-controlling interest       $  108,963   $  130,457   $  145,247
                                        ------------ ------------ ------------

         Canadian statutory rate              32.1%        34.5%        37.6%
         Expected income taxes           $   34,977   $   45,008   $   54,613
         Effect on taxes resulting from:
           Non-deductible Crown charges           -        2,145       15,061
           Resource allowance                     -       (1,987)     (11,980)
           Non-deductible stock-based
            compensation                      2,704        3,147        2,221
           Federal capital tax                    -            -        1,896
           Effect of tax rate changes       (50,470)     (49,655)      (5,764)
           Non-taxable capital (gains)
            losses                          (11,651)        (115)           -
           Other                             (1,995)      (2,135)       1,341
                                        ------------ ------------ ------------

         Provision for income taxes      $  (26,435)  $   (3,592)  $   57,388
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

         Current
           Income taxes                  $       17   $       44   $    3,175
           Federal capital taxes                  -            -        1,896
         Future                             (26,452)      (3,636)      52,317
                                        ------------ ------------ ------------

                                         $  (26,435)  $   (3,592)  $   57,388
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

         Effective tax rate                 (24.3)%       (2.8)%        39.5%
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

         A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the majority of the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax is dependent upon the amount of capital expenditures incurred and the method of deployment.

         The Canadian federal government, during the fourth and second quarters of 2007 and the second quarter of 2006, and the Alberta government, during the second quarter of 2006 enacted income tax rate changes.

     b)  Future income taxes are classified on the balance sheet as:

         As at December 31,                                2007          2006
                                                     -----------   -----------

         Current asset                                $  (2,606)    $  (1,479)
         Current liability                                  542         7,269
         Non-current liability                          293,494       302,690
                                                     -----------   -----------

         Net future income tax liability              $ 291,430     $ 308,480
                                                     -----------   -----------
                                                     -----------   -----------

         The net future income tax liability is comprised of:

         As at December 31,                                2007          2006
                                                     -----------   -----------
         Future income tax liabilities
           Property and equipment in excess of tax
            values                                    $ 252,594     $ 229,936
           Timing of partnership items                   43,857        83,328
           Foreign exchange gain on long-term debt       18,340         8,729
           Other                                              -         2,591
         Future income tax assets
           Non-capital losses carried forward            (5,422)            -
           Attributed Canadian royalty income            (7,810)       (7,462)
           Asset retirement obligations                  (9,177)       (8,642)
           Other                                           (952)            -
                                                     -----------   -----------

         Net future income tax liability              $ 291,430     $ 308,480
                                                     -----------   -----------
                                                     -----------   -----------

         The non-capital losses available for carry forward to reduce taxable income in future years expire between 2011 and 2026.

     17. Financial instruments

     Derivative financial instruments and risk management activities

     The Company is exposed to risks from fluctuations in commodity prices, interest rates, and Canada/US currency exchange rates. The Company utilizes various derivative financial instruments for non- trading purposes to manage and mitigate its exposure to these risks. Effective
     January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

     On January 1, 2007 the Company adopted the new financial instrument recognition, measurement, presentation and disclosure requirements of the
     CICA as disclosed in Note 2 (b) to these consolidated financial statements. Certain items have been reclassified as a reduction to opening retained earnings, net of tax, as prescribed in the transitional provisions.

     Risk management activities during the year, utilizing derivative instruments, relate to commodity price economic hedges, fixed price power contracts, foreign currency contracts and cross currency interest rate swap arrangements.

     a)  Unrealized risk management gains and losses as at December 31, 2007

         i)   Balance sheet classification

         As at December 31, 2007, the Company had outstanding financial instrument contracts for both commodity price risk management and foreign currency risk management expiring at various periods to
         December 2010. These contracts were valued on a mark-to-market basis as at December 31, 2007 and the unrealized gains and losses relating to these contracts are recorded on the consolidated balance sheets as follows:

                                    Commodity   Foreign     2007       2006
           As at December 31, 2007  Contracts  Currency     Total      Total
                                   ---------- ---------- ---------- ----------
         Unrealized gain
           Current asset            $  1,790   $     45   $  1,835   $ 22,625
           Non-current asset               -     14,320     14,320          -
         Unrealized loss
           Current liability               -     (8,832)    (8,832)    (4,604)
           Non current liability           -     (1,585)    (1,585)    (6,816)
                                   ---------- ---------- ---------- ----------
         Total unrealized gains
          (losses)                  $  1,790   $  3,948   $  5,738   $ 11,205
                                   ---------- ---------- ---------- ----------
                                   ---------- ---------- ---------- ----------

         The amounts relating to commodity price risk management and foreign exchange risk management, respectively, are disclosed below:

         ii)  Commodity price risk management

         The Company enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Prices are marked to industry benchmarks specifically AECO spot for gas contracts and WTI NYMEX for oil contracts and are valued in Canadian dollars unless otherwise disclosed. Outstanding economic hedge contracts at December 31, 2007 are:
                                            Daily                    Mark-to-
                                           Notional       Average      Market
         Commodity           Term           Volume          Price        gain
         ---------           ----          --------       -------    ---------
         Natural gas                                      $8.27 -
           Collar      Nov./07 - Mar./08   9,524mcf    $10.50/mcf    $  1,416

         Electricity   Jan./06 - Dec./08   2.5MW       $55.00/MWh         374
                                                                     ---------
                                                                     $  1,790
                                                                     ---------
                                                                     ---------

         The gains and losses realized during the year on the electricity contract are included in operating expenses.

         Subsequent to December 31, 2007, the Company entered into the following commodity contracts:

         Natural gas
           Collar      Apr./08 - Oct./08   52,381 mcf     $7.33 -
                                                       $8.48/mcf

           Fixed       Apr./08 - Oct./08   19,048 mcf  $7.86/mcf

           Collar      Nov./08 - Mar./09   28,571 mcf     $8.40 -
                                                       $10.00/mcf

           Fixed       Nov./08 - Mar./09   9,524 mcf   $8.51/mcf

         Oil
           Fixed       Mar./08 - Dec./08   1,000 bbl   US$93.00/bbl

         iii) Foreign currency risk management

         The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to US dollars in order to manage the risk.

         Concurrent with the issuance of 9.90% Senior Notes in 2002, the
         Company entered into cross currency interest rate swap arrangements expiring May 2009 that convert fixed rate US dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. On purchase of the majority of the 9.90% Senior
         Notes in November 2005, the Company elected not to collapse the cross currency interest rate swap and maintains it as a source of US funds used to settle interest obligations on the 7.625% Senior Notes.

         During the year the Company entered into a series of foreign exchange contracts relating to the US$450 million senior notes due December 1,
         2013, effectively fixing the liability in Canadian dollars on
         December 1, 2010, being the second call date of the senior notes.
         Additionally, the Company entered into a series of foreign exchange contracts relating to the semi-annual interest settlement obligations until November 30, 2010.

         On December 31, 2007, the Company had the following foreign exchange contracts in place:

                      Amount                 Amount                   Mark to
         Contract       USD        Rate        CDN       Term          Market
         ---------    ------       ----      ------      ----         --------
                                                        Matures on
         Currency                                       December 1,
          Swap     $450,000,000  96.9750  $436,387,500  2010         $ 14,146

                                                        Equal Payments
                                                        on May 30 and
         Currency                                       Nov. 30 until
          Swap      $78,435,000  99.5500   $78,082,043  2010              219

         Cross
          Currency                                      Equal payments
          Interest                                      on May 15 and
          Rate                   BA plus                Nov. 15 until
          Swap      $24,502,500   4.845%   $34,627,785  2009          (10,417)
                                                                     ---------

         Total unrealized foreign exchange gain                      $  3,948
                                                                     ---------
                                                                     ---------

     b)  Risk management (gain) loss

         Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency
         transactions are summarized below:

                                          Commodity     Foreign
         Year ended December 31, 2007     Contracts    Currency       Total
                                        ------------ ------------ ------------
         Unrealized
           Change in fair value          $   20,834   $  (15,367)  $    5,467
                                        ------------ ------------ ------------

         Realized cash settlements          (19,220)       7,739      (11,481)
                                        ------------ ------------ ------------

         Total (gain) loss               $    1,614   $   (7,628)  $   (6,014)
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

                                          Commodity     Foreign
         Year ended December 31, 2006     Contracts    Currency       Total
                                        ------------ ------------ ------------
         Unrealized
           Amortization of deferred loss $        -   $    1,642   $    1,642
           Change in fair value             (25,775)      (3,389)     (29,164)
                                        ------------ ------------ ------------
                                            (25,775)      (1,747)     (27,522)
         Realized cash settlements          (39,217)       3,018      (36,199)
                                        ------------ ------------ ------------

         Total (gain) loss               $  (64,992)  $    1,271   $  (63,721)
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

                                          Commodity     Foreign
         Year ended December 31, 2005     Contracts    Currency       Total
                                        ------------ ------------ ------------
         Unrealized
           Amortization of deferred loss $        -   $    1,642   $    1,642
           Change in fair value               5,136        3,393        8,529
                                        ------------ ------------ ------------
                                              5,136        5,035       10,171

         Realized cash settlements            9,663         (532)       9,131
                                        ------------ ------------ ------------

         Total loss                      $   14,799   $    4,503   $   19,302
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     c)  Credit risk management

         Accounts receivable include amounts receivable for oil and natural gas sales which are generally made to large credit worthy purchasers and amounts receivable from joint venture partners which are generally recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

         The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments. The Company deals with major financial institutions and believes these risks are minimal.

     d)  Fair value of financial assets and liabilities

         Held for trading financial assets and liabilities are carried at fair value. The carrying value of accounts receivable, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest. The senior term notes trade in the US and the estimated fair value was determined using quoted market prices.

         As at December 31,                 2007                  2006
                                    Carrying       Fair   Carrying       Fair
                                      Amount      Value     Amount      Value
         Financial Assets
         Held-for-trading
           Cash                     $  8,665   $  8,665   $ 11,876   $ 11,876
           Other current assets       19,772     19,772     22,869     22,869
         Loans and receivables
           Accounts receivable      $ 80,331   $ 80,331   $ 83,535   $ 83,535
         Financial Liabilities
           Other financial
            liabilities
           Accounts payable         $147,983   $147,983   $141,443   $141,443
           Bank debt                 398,426    398,426    328,000    328,000
           Senior term notes         433,762    415,743    524,385    503,410

         The fair value of derivative financial instruments related to risk management activities, classified as held-for-trading, are disclosed elsewhere in this note.

     18. Cash flow

     Changes in non-cash working capital items increased (decreased) cash as follows:

     Years ended December 31,                  2007         2006         2005
                                        ------------ ------------ ------------

     Accounts receivable and other
     current assets                      $  (11,614)  $   24,395   $  (17,672)
     Accounts payable                         6,540      (62,425)      78,385
                                        ------------ ------------ ------------

                                         $   (5,074)  $  (38,030)  $   60,713
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------
     Net change in non-cash working
      capital
     Relating to:
       Operating activities              $  (23,366)  $   19,823   $    6,612
       Investing activities                  18,292      (57,853)      54,101
                                        ------------ ------------ ------------

                                         $   (5,074)  $  (38,030)  $   60,713
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     Amounts paid during the year relating to interest expense and capital taxes were as follows:

     Years ended December 31,                  2007         2006         2005
                                        ------------ ------------ ------------

     Interest paid                       $   60,976   $   48,857   $   31,444
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     Current income taxes paid           $       41   $       14   $    4,101
                                        ------------ ------------ ------------
                                        ------------ ------------ ------------

     19. Commitments and contingent liabilities

     a)  Commitments

         The Company has committed to certain payments over the next five years, as follows:

                             2008       2009       2010       2011       2012
                        ---------- ---------- ---------- ---------- ----------

     Operating leases    $  3,811   $  3,325   $    505   $      -   $      -
     Office facilities      4,351      4,921      6,160      5,484      5,569
     MPP partnership
      distributions         9,172      3,057          -          -          -
                        ---------- ---------- ---------- ---------- ----------

                         $ 17,334   $ 11,303   $  6,665   $  5,484   $  5,569
                        ---------- ---------- ---------- ---------- ----------
                        ---------- ---------- ---------- ---------- ----------

     The Company has entered into a lease agreement for new office facilities commencing 2009. Annual commitments under the lease agreement are approximately $5.6 million per year for the 10 year term. The commitment remaining on the office facilities subsequent to 2012 is $33.6 million and the total of all commitments, to expiry, is $80 million.

     b)  Legal proceedings

         The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, in management's opinion, are not significant and are not expected to have a material impact on the financial position or results of operations of the Company.

     20. Subsequent events

     On January 23, 2008, Compton announced its budget for 2008 and the
     Company's longer term plans for 2009 and 2010. On January 29, 2008, the
     Company received a letter from Centennial Energy Partners LLC, a major shareholder of the Company, wherein they restated comments contained in a letter to the Company dated December 14, 2007, that in their opinion, a major discount had developed between the underlying value of the
     Company's asset base and its share price. Additionally, they expressed concerns that the Company's plans, as announced, would not eliminate the discount and require Compton shareholders' to assume significant execution risk, commodity price risk and stock market risk for minimal per-share return and requested that the Company be put up for sale.

     In response to Centennial's concerns, the Board of Directors, in a news release dated February 28, 2008, announced that it would conduct a formal review of the Company's business plans and alternatives for enhancing shareholder value, and had appointed independent financial advisors to assist the Company in the conduct of this review.

     The Company has estimated that during 2008, Compton will incur direct costs associated with, and costs resulting from, the process that could total approximately $22 million. These expenses will be recognized throughout the year as they occur.

     In addition to the above, cash outlays associated with change of control provisions relating to the Company's senior notes, Mazeppa Processing
     Partnership arrangements, and employee contracts could result depending upon the outcome of the review.
     >>

     Further Information

     Additional information, including our Annual Information Form, will be available by month end on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at
     www.sedar.com.

     CONFERENCE CALL

     Compton will be conducting a conference call and audio webcast Wednesday,
March 26, 2008 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2007 fourth quarter and 2007 annual financial and operating results. To participate in the conference call, please contact the Conference
Operator at 9:20 a.m. (MST), ten minutes prior to the call.

     Conference Operator Dial-in Number: Toll-Free 1-800-732-9307
     Local Toronto: 1-416-644-3418

     Webcast URL:
     http://phx.corporate-ir.net/phoenix.zhtml?p(equal sign)irol-eventDetails&c(equal sign)69018&eve
ntID(equal sign)1766299

     The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Tuesday, April 3, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21263872 (followed by the pound key).

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager, Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410; Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 21:33e 25-MAR-08